FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

QUARTER ENDED
31 DECEMBER 2006
News release
Q2 F2007 results
- Unaudited -
we deliver
Operating profit maintained at R2 billion (US$270 million)
generating bottom line earnings of
R767 million (US$104 million)
JOHANNESBURG. 25 January 2007 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December 2006 quarter of R767 million compared with R698 million in the September 2006 quarter and R284 million for the December quarter of 2005. In
US dollar terms net earnings for the December 2006 quarter were US$104 million compared with US$98 million in the September 2006 quarter and US$44 million for the December quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R564 million (US$76 million) for the
December 2006 quarter compared with R702 million (US$99 million) for the September 2006 quarter.
December 2006 quarter highlights:
•
Attributable gold production increased by 10,000 ounces to 1,015,000 ounces;
•
Acquisition of Barrick Gold Corporation’s 50 per cent interest in South Deep completed –
effective date 1 December 2006. Financed by bridging finance of R8.6 billion (US$1.2 billion) and the issue of 18,701,944 Gold Fields shares worth R2.3 billion (US$325 million);
•
As at 18 January 2007, Gold Fields had received acceptances in respect of approximately 95.6 per cent of the issued share capital of Western Areas. This was financed by the issue of 43,920,023 Gold Fields shares to shareholders of Western
Areas. Step is being taken to increase this to 100 per cent with the “squeeze out provisions” of the Companies Act;
•
South African Government formally approved the conversion of Driefontein, Kloof and
Beatrix old order mining licenses into new order mining licenses;
•
Tarkwa announced US$175 million (R1.25 billion) mill and heap leach expansion projects;
•
Interim dividend declared of 90 SA cents per share payable on 19 February 2007.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“Overall the Group’s performance for the December quarter was steady with production being largely as expected with the exception of Kloof which had a disappointing quarter. Given the cost escalations being experienced in the mining industry, our efforts in controlling costs in this challenging environment are satisfying.

The two significant achievements during the quarter under review have been the conversion of the mining rights for all three of our South African operations and our acquisition of the
South Deep Gold Mine. While both of these achievements are cornerstones for the future of our company in South Africa, much work remains to be done. While our new order mining rights have now been approved, transformation is an ongoing imperative and Gold Fields is committed to achieving the targets which it has set itself in this regard.

The integration of South Deep into Gold Fields is of the highest priority. We are analyzing the existing South Deep mine plan and feasibility study, and will be ramping up the production profile of this mine, to achieve its very significant potential.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR119.40 – ZAR143.25
- at end December 2006
551,527,036
Average Volume - Quarter   2,200,535 shares / day
- average for the quarter
517,356,586
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$16.37 – US$19.48
ADR Ratio
1:1
Average Volume - Quarter  1,823,989 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

I
GOLD FIELDS RESULTS Q2F2007
H e a l t h  a n d  s a f e t y
We regret to report three fatal injuries during the December quarter all of which occurred at the South African operations. Two of the accidents were tramming related and the third a fall of ground. The fatal injury frequency rate for the December quarter was 0.08 per million man hours worked, an improvement on the previous quarter’s figure of 0.25. The lost time injury frequency rate improved from 13.15 to 10.37, the serious injury frequency rate improved from 7.1 to 5.4 and the days lost frequency rate improved from 414 to 325 per million man hours worked.

Management is continuing to actively seek improvements to meet the
Ontario safety standards on all of our mines. Behavioural based interventions continue at all operations in the group.
F i n a n c i a l  r e v i e w
Quarter ended 31 December 2006 compared
with quarter ended 30 September 2006
Revenue
Attributable gold production increased by 1 per cent from 1,005,000 ounces in the September 2006 quarter to 1,015,000 ounces in the
December quarter. Attributable production at the South African operations increased marginally from 649,000 ounces to 652,000 ounces in the December quarter. Attributable production at the international operations increased 2 per cent from 356,000 ounces to
363,000 ounces.

The marginal increase of gold production at the South African operations over the previous quarter was primarily due to the inclusion of South Deep, which produced 24,500 attributable ounces as from the effective date of acquisition of 1 December 2006. Production at
Driefontein decreased as a result of lower underground tonnages driven by re-planning at 4 shaft where volumes have been reduced by
40 per cent. Gold production at Kloof decreased on the back of lower yields caused by a lower mine call factor. Beatrix’s gold production was consistent quarter on quarter, with lower volumes offset by higher yields.

At the international operations, all mines had an increase in gold production, other than the Agnew mine in Australia. Gold production at
Tarkwa was higher than the September quarter due to record
throughput and higher CIL yields. Damang’s gold production increased on the back of increased fresh ore tonnages from the Damang and
Juno 2 South West (J2SW) open pits. Choco 10 delivered increased production, but strike action early in December, a SAG mill shutdown and water shortages all adversely affected production. Water shortages will continue into the coming quarter and the ongoing strategy of reducing reliance on rain water is being advanced. At St
Ives the marginal increase in gold production came from increased throughput and yields from the Lefroy mill and improvements from the heap leach facility. At Agnew, gold production decreased by 10 per cent for the quarter as a result of a 15 per cent reduction in underground volumes. Underground volumes were affected by
restricted access due to poor ground conditions and the late commissioning of the paste fill plant which affected fill placement. This was partly offset by increased volumes from Songvang.

The average quarterly US dollar gold price decreased from US$622 per ounce in the September quarter to US$609 per ounce this quarter,
a 2 per cent decrease. The average rand/US dollar exchange rate weakened by 4 per cent quarter on quarter, averaging R7.38,
compared with R7.10 in the September quarter. As a result of the weaker rand, the rand gold price increased from R142,035 per kilogram to R144,485 per kilogram, a 2 per cent improvement.

The increase in the rand gold price achieved and higher production resulted in revenue increasing in rand terms from R4,732 million
(US$667 million) to R4,854 million (US$658 million) quarter on quarter.
Operating costs
During financial 2006 a pro-forma total cash cost for the South African operations was provided in addition to the actual disclosed total cash cost. This pro-forma cash cost was calculated on the basis that Ore
Reserve Development (ORD) was, like our peers, capitalised to the
Balance Sheet. As from 1 July 2006 the Group accounting policy has changed; ORD is now and has retrospectively been capitalised, with the resultant assets being amortised on a units of production basis –
see page 10 for further details. As a result, all prior year and quarterly results in this report have been restated in line with this policy.

Operating costs for December 2006, amounted to R2,975 million
(US$403 million) compared with R2,764 million (US$389 million) in the
September quarter, an increase of 8 per cent. The increase at the
South African operations amounted to 9 per cent, from R1,644 million
(US$232 million) to R1,795 million (US$244 million). Of the R151 million (US$12 million) increase, R113 million (US$16 million) is due to the inclusion of South Deep as from 1 December 2006. The increase at the remaining South African operations amounted to R38 million or 2 per cent quarter on quarter. Driefontein increased by R11 million due
(US$2 million) to additional equipping and opening-up, together with additional secondary support in haulages. Kloof increased by R14 million (US$2 million) due to increased volumes mined and processed.
Beatrix also increased by R14 million (US$2 million) due to additional equipping and maintenance, together with additional shifts worked to reduce the impact of the Christmas break.
South African Rand
S a l i e n t   f e a t u r e s
United States Dollars
Six months to
Quarter
Quarter
Six months to
Restated˜
Dec
2005
Dec
2006
Restated˜
Dec
2005
Sept
2006
Dec
2006
Dec
2006
Sept
2006
Restated˜
Dec
2005
Dec
2006
Restated˜
Dec
2005
63,234
62,842
32,342
31,262
31,580 kg
Gold produced*
oz (000)
1,015
1,005
1,040
2,020
2,033
66,619
81,793
66,054
79,862
83,707 R/kg
Total cash costs
$/oz
353
350
315
351
318
23,977
25,967
12,089
12,858
13,109 000
Tons milled
000
13,109
12,858
12,089
25,967
23,977
96,526    143,265    101,184    142,035   144,485 R/kg
Revenue
$/oz
609
622
482
615
460
193
221
194
215
227 R/ton
Operating costs
$/ton
31
30
30
31
30
1,888
3,956
1,150
1,987
1,969 Rm
Operating profit
$m
267
280
176
546
290
29
41
33
42
41%
Operating margin
%
41
42
33
41
29
349
1,465
284
698
767 Rm
$m
104
98
44
202
53
71
289
58
141
148 SA c.p.s.
Net earnings
US c.p.s.
20
20
9
40
11
345
1,454
283
692
762 Rm
$m
103
98
43
201
53
70
287
57
140
147 SA c.p.s.
Headline earnings
US c.p.s.
20
20
9
40
11
366
1,265
297
702
564 Rm
$m
76
99
46
175
56
74
250
60
142
108 SA c.p.s.
Net earnings
excluding gains and
losses on financial
instruments and
foreign debt net of
cash and
exceptional items
US c.p.s.
15
20
9
35
11
* Attributable – All companies wholly owned except for Ghana (71.1%), Choco 10 (95%) and South Deep (91.95%).
˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

GOLD FIELDS RESULTS Q2F2007
I

Costs at the international operations, including gold-in-process (GIP)
movements, amounted to R1,112 million (US$151 million), compared with R1,101 million (US$155 million) incurred in the September quarter. In dollar terms this is a 3 per cent decrease in costs despite the increase in gold production. In dollar terms, including GIP, costs at
Tarkwa decreased reflecting an increase in GIP inventory partly offset by the cost of on-mine power generation in line with the national load shedding requirements, included for the full quarter compared with only one month’s power costs included in the September quarter. Costs at
Tarkwa were also impacted by an increase in fleet maintenance costs as forecast. At Damang, operating costs increased due to the additional power costs and increased production from the pits.
Operating costs at Choco 10 increased as a result of the increased production. At St Ives, operating costs in Australian dollar terms including GIP, decreased by 10 per cent reflecting a decrease in the waste normalisation charge following completion of mining at the Mars and Agamemnon open pits early in the December quarter. Waste is accounted for over the life of a pit on a per unit ounce rate basis.
Agnew reported similar costs quarter on quarter.
Effect of capitalising Ore Reserve Development (ORD) on unit costs
Ore Reserve Development has been capitalised in the December and
September 2006 quarter’s results and retrospectively in the
comparative results in this report. This brings its accounting treatment in line with our peers and is the preferred methodology for accounting for ORD in the industry. The impact of the capitalisation is given in the tables at the bottom of page 16 (impact on total cash costs) and page
21 (impact on cost per ton milled).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,969 million (US$267 million). This is 1 per cent below the R1,987 million
(US$280 million) achieved in the September quarter. The Group operating margin was virtually unchanged at 41 per cent. The margin at the South African operations decreased from 43 per cent to 39 per cent, while the margin at the international operations increased from 41 per cent to 43 per cent, in line with the lower costs and increased production.
Amortisation
Amortisation increased from R681 million (US$96 million) in the
September quarter to R745 million (US$101 million) in the December quarter. There was a marginal increase at the International operations in dollar terms (R32 million in rand terms). The balance of R32 million is at the South African operations with R9 million of this at South Deep for the month of December.
Other
Net interest and investment income decreased from an income of R17 million (US$2 million) in the September quarter to net interest paid of
R27 million (US$4 million) this quarter. This change reflects interest of
R32 million (US$4 million) paid on loans to finance the South Deep acquisition and lower interest received due to an average lower cash balance quarter on quarter.

The gain on foreign debt, net of cash, of R264 million (US$36 million), compares with a loss of R3 million (US$1 million) in the September quarter. The December quarter’s gain consists largely of an unrealised exchange gain on the US$1.2 billion loan raised to finance the acquisition of 50 per cent of the South Deep mine amounting to R223 million (US$30 million), and exchange gains on the translation of the
Western Areas gold derivative and deferred premium of R42 million
(US$6 million) and R15 million (US$2 million) respectively. This was partly offset by an unrealised exchange loss of R13 million (US$2 million) relating to a US dollar denominated insurance receivable at
South Deep.

The loss on financial instruments doubled from R9 million (US$1 million) to R19 million (US$3 million) for the December quarter. This quarter’s loss comprises marked to market losses on the Western
Areas options and deferred premium of R44 million (US$6 million), R21 million (US$3 million) on the US dollar / Rand forward purchase, and
R2 million (US$0.3 million) on the diesel hedge taken out in Ghana.
This was offset by marked to market gains on share warrants of R28 million (US$4 million), R18 million (US$3 million) on gold purchases effected by Western Areas and R2 million (US$0.3 million) on the US dollar / Australia dollar call options.
Exploration
Exploration expenditure in rand terms was virtually unchanged at R65 million (US$9 million) quarter on quarter. Please refer to the
Exploration and Corporate Development section for more detail.
Taxation
Taxation for the quarter amounted to R480 million (US$65 million)
compared with R464 million (US$65 million) in the September quarter.
The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R767 million (US$104 million) or 148 SA cents per share (US$0.20 per share), compared with R698 million (US$98 million) or 141 SA cents per share (US$0.20 per share) in the previous quarter and represents an increase of 10 per cent.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R762 million (US$103 million) or 147 SA cents per share (US$0.20 per share), compared with earnings of R692 million (US$98 million) or 140 SA cents per share
(US$0.20 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to
R564 million (US$76 million) or 108 SA cents per share (US$0.15 per share), compared with earnings of R702 million (US$99 million) or 142
SA cents per share (US$0.20 per share) reported last quarter. The decrease in these earnings is mainly due to the after tax effect of increases in amortisation of R45 million (US$6 million), sundry costs and royalties of R32 million (US$4 million), a decrease in interest and investment income of R42 million (US$6 million) and a decrease in operating profit of R12 million (US$2 million).
Cash flow
Cash flow from operating activities for the quarter was R1,381 million
(US$190 million), which is 14 per cent lower than the operating cash flow generated in the September quarter of R1,609 million (US$227 million). This decrease in cash flow reflects an increase in working capital as a result of an increase in inventories and receivables with the latter impacted by the timing of gold sales in the quarter.

There were no dividends paid during the quarter. In the September quarter dividends paid amounted to R556 million (US$78 million) of which R11 million (US$2 million) was paid to outside shareholders in
Ghana.

Capital expenditure amounted to R1,376 million (US$187 million)
compared with R1,188 million (US$167 million) in the September quarter, an increase of R188 million (US$20 million). The majority of this increase was at the South African operations, where capital expenditure increased from R433 million (US$61 million) in the
September quarter to R565 million (US$77 million) in the December quarter. The increase in capital expenditure is mainly due to additional development, upgrading the hostels and the inclusion of South Deep.
The main areas of capital expenditure during the quarter were ore reserve development at Driefontein, Kloof and Beatrix of R94 million
(US$13 million), R96 million (US$8 million) and R55 million (US$7 million) respectively, as well as the other major projects. At Driefontein expenditure at the 1 and 5 shaft complex amounted to R20 million
(US$3 million), R13 million (US$2 million) on the 4 shaft pillar extraction project and R10 million (US$1 million) on the 9 shaft deepening project. At Kloof expenditure on the 4 sub-vertical shaft amounted to R17 million (US$2 million) for the quarter, R13 million
(US$2 million) on the 1 shaft pillar extraction project and R12 million
(US$2 million) on the KEA drop down project. At Beatrix expenditure on the 3 shaft project amounted to R35 million (US$5 million) together with development on West shaft of R22 million (US$3 million).
Expenditure at South Deep during December amounted to R41 million
(US$6 million) including ore reserve development.

I
GOLD FIELDS RESULTS Q2F2007
At the Ghanaian operations, capital expenditure at Tarkwa increased significantly from R90 million (US$13 million) to R189 million (US$26 million) quarter on quarter. The main areas of capital expenditure were the purchase of secondary mining fleet (US$14 million), capital waste mining (Teberebie cutback - US$7 million), expenditure on the initial work carried out on the CIL expansion project (US$3 million) and progress on other minor projects. Damang at R53 million (US$7 million) was similar to the September quarter.

At Choco 10 capital expenditure decreased by R39 million (US$6 million) from R77 million (US$11 million) to R38 million (US$5 million)
as exploration drilling costs decreased and the initial plant upgrade was completed in the September quarter.

The Australian operations incurred capital expenditure of R182 million
(A$32 million), compared with R174 million (A$32 million) in the
September quarter. Expenditure at St Ives increased by R10 million
(A$1 million) from R116 million (A$21 million) to R126 million (A$22 million) due to increased development costs. At Agnew, capital expenditure at R56 million (A$10 million) was similar to the previous quarter.

Capital expenditure at the Cerro Corona mine in Peru amounted to
R341 million (US$46 million) in the December quarter compared with
R361 million (US$51 million) in the September quarter.

Spending on other investment activities amounted to R8,760 million
(US$1,210 million) of which R8,677 million (US$1,198 million) was for the purchase of South Deep and R78 million (US$11 million) for the purchase of shares in Conquest Mining in Australia and shares in Lero
Gold Corporation, which is listed on the Toronto Stock Exchange with assets in Kyrgyzstan, Kazakhstan and Russia.

The cash outflow from financing activities amounted to R9,016 million
(US$1,261 million) of which R9,058 million (US$1.2 billion) was for loans received to finance the South Deep acquisition.

Net cash inflow for the quarter was R262 million (US$55 million). After accounting for a translation loss of R73 million (US$14 million), the cash balance at the end of December was R1,413 million (US$202 million). The cash balance at the end of September was R1,224 million (US$161 million).
D e t a i l e d  a n d  o p e r a t i o n a l  r e v i e w
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in September
2003 to increase revenue and reduce costs through two sub-projects
i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project
Beyond as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an additional
R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational
Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.
The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Reconciliation of achieved yields to gold reserves
Quarter ended
F2005   F2006*
Sep
2006*
Dec
2006*
Driefontein:
Life of mine head grade as per
published declarations
8.1
8.0
8.0
8.0
Life of mine head grade adjusted for
estimated metallurgical recoveries
7.8
7.8
7.8
7.8
Driefontein (underground yields
achieved)
8.3
8.1
7.5
7.5
Kloof:
Life of mine head grade as per
published declarations
10.5
10.0
10.0
10.0
Life of mine head grade adjusted for
estimated metallurgical recoveries**
10.2
9.7
9.7
9.7
Kloof (underground yields achieved)
9.1
8.7
8.7
7.8
Beatrix:
Life of mine head grade as per
published declarations
5.5
5.5
5.5
5.5
Life of mine head grade adjusted for
estimated metallurgical recoveries
5.3
5.3
5.3
5.3
Beatrix (underground yields
achieved)
5.0
5.2
4.7
5.0
South Deep
+
:
Life of mine head grade as per
published declarations
-
-
-
6.1
Life of mine head grade adjusted for
estimated metallurgical recoveries
-
-
-
5.9
South Deep (underground yields
achieved)
-
-
-
7.7

*
Based on reserve statement at 31 December 2005.
**
Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries is higher than that currently achieved due to the high grade main shaft pillar, mining of which only commences in the F2007 year and a poor mine call factor achieved in the December quarter.
+
The acquisition of South Deep is effective from 1 December 2006.
Therefore, these results include activities for the month of December only and the reserve statement as at 30 June 2006.
Project 100+
Continuing on the previous quarter’s momentum and with several fresh initiatives, Project 100 remains a dedicated focus point for ongoing cost optimisation at the SA Operations.

Current projects include the labour optimisation project, with its long-
term objective of improving productivity through a series of initiatives.
The Eskom demand side management project focusing on managing hot and cold water systems is expected to realise around R12 million in financial 2007 increasing to an estimated R30 million in financial 2008.
Further projects awaiting Eskom approval include the rollout of successful water control, thermal ice storage, compressed air and ventilation fan control, which will contribute to reduce electricity consumption.

The initiative to replace diesel-operated locomotives with battery operated locomotives sees the first replacement locomotives arriving in the March 2007 quarter. Benefits will be realised as from financial
2008. Savings are also anticipated in financial 2008 through the installation of equipment for the Pump Efficiency Monitoring initiative which will highlight pump inefficiency, with the monitoring having already commenced.
Project Beyond
Following solid cost savings delivered over the previous two financial years continued total cost and productivity value delivery contributions were achieved over the last two quarters. Financial 2007 year to date did however experience extreme market driven inflationary pressures, with a June to November 2006 PPI of 7.2 per cent. As a result Gold
Fields experienced an overall 4 per cent price inflation year to date impact over the total basket of actual supply and services spend
(excluding power). The main industry commodity cost drivers behind the stated year to date price inflation impact were steel, copper, fuels and food.

Financial year 2007 year to date cumulative contracted benefits are
R35 million at the South African operations. Of this amount, R8 million of contracted benefits were delivered during the December quarter through a drill steel and waste optimisation pilot together with revised engineering supply and repair contracts, and a move to in-house

GOLD FIELDS RESULTS Q2F2007
I

repairs for selected items as well as in-house manufacture. In addition the explosives performance initiative which is a risk and reward alliance arrangement with selected explosives suppliers showed a net benefit this last quarter of around R19 million, with a cumulative annual net benefit of around R26 million.

During the next quarter continued focus will be on explosives performance and drill steel wastage reduction projects being rolled-out across more shafts. Engineering cost optimisation, together with underground services efficiencies optimisation and the South Deep integration will also receive priority.

Global / International Supply Chain and Strategic Sourcing
Optimisation
Global integrated supply chain initiatives continued delivering total cost benefits in financial 2007. Cross regional cyanide contract alignment received priority focuses in the other International regions this last quarter.

Global inflationary pressures in financial year 2007 also impacted
International operations. Price inflation across the total spend basket
(excluding power) for Australia and Ghana was between 4 and 5 per cent which is in line with inflation. Key reasons for the price inflation in
Ghana were higher prices for diesel, cyanide, cement and tyres.
Australian upward price pressures were largely due to the combined impact of price increases in contract labour, tyres, caustic, cyanide, quicklime and cement.

From a contracted benefits perspective financial 2007 year to date cumulative annualised benefits are US$6 million. The Australian
Beyond-Bullion cost optimisation project contributed the largest portion to the additional US$3 million savings during the December quarter.
Africa region shipping rates also furthermore produced contracted savings for Ghana operations through a competitive tender process.

For the March quarter 2007 continued priority focus will be on cross regional synergies in areas such as earthmoving tyres, cyanide and group logistics.
South African Operations
Driefontein
December
2006
September
2006
Gold produced - kg
7,692
8,009
- 000’ozs
247.3
257.5
Yield - underground - g/t
7.5
7.5
- combined           - g/t
4.6
4.7
Total cash costs - R/kg
81,721
77,163
- US$/oz
344
338

Gold production decreased by 4 per cent from 257,500 ounces in the
September quarter to 247,300 ounces in the December quarter, which was slightly higher than forecast. This decrease was due to the redesign and replanning of the 4 shaft pillar extraction necessitated by the instability experienced at the 4 shaft barrel.

Underground tonnage decreased from 964,000 tons in the September quarter to 937,000 tons in the December quarter. Underground yield was unchanged at 7.5 grams per ton. The reduction in underground production is directly attributable to the lower production levels at
Driefontein 4 shaft as a consequence of the rescheduling of the extraction from the shaft pillar. Surface tons and yield declined marginally from 739,000 tons to 736,000 tons and from 1.1 grams per ton to 0.9 grams per ton respectively.

Operating costs increased by 2 per cent from R650 million (US$92 million) to R661 million (US$90 million) as a result of an increase in contractor expenditure. These contractors are being utilised for equipping and opening-up together with additional secondary support in haulages. As a result of the increase in costs and lower production, total cash costs increased by 6 per cent in rand terms from R77,163 per kilogram to R81,721 per kilogram. In US dollar terms, total cash costs increased 2 per cent from US$338 per ounce to US$344 per ounce.
Operating profit decreased by 8 per cent from R487 million (US$69 million) in the September quarter to R450 million (US$61 million) in the
December quarter as a consequence of the lower gold production and increase in costs, partially offset by the higher rand gold price.

Capital expenditure increased from R144 million (US$20 million) to
R177 million (US$24 million). The major portion of this expenditure was spent on the 1, 5 and 9 shaft projects, the 4 shaft pillar extraction and ore reserve development. The 9 shaft project is still in the advanced design phase and shaft sinking should commence as
planned by October 2007.

Gold production for the March quarter is forecast to reduce marginally due to the annual Christmas break. As a consequence unit costs will increase accordingly.
Kloof
December
2006
September
2006
Gold produced - kg
7,172
7,549
- 000’ozs
230.6
242.7
Yield - underground - g/t
7.8
8.7
- combined            - g/t
7.3
7.6
Total cash costs - R/kg
84,021
78,077
- US$/oz
354
342

Gold production at Kloof decreased by 5 per cent, from 242,700 ounces in the September quarter to 230,600 ounces in the December quarter. The reason for the decrease in gold production was lower yields associated with a lower mine call factor. Total underground tons milled increased from 852,000 to 893,000 tons. Surface tons reduced by 34 per cent from 140,000 to 93,000 tons, displaced by the increase in underground tons.

Operating costs at R629 million (US$85 million) for the quarter increased by 2 per cent compared with the previous quarter’s cost of
R616 million (US$87 million). This was mainly due to a 2 per cent increase in area mined albeit at lower grades and the increase in underground tonnage produced. As a result of the lower gold
production and increase in costs, total cash costs increased by 8 per cent to R84,021 per kilogram, compared with R78,077 per kilogram in the September quarter. In US dollar terms total cash costs increased by 4 per cent to US$354 per ounce compared with the September quarter’s US$342 per ounce. Operating profit was lower at R407 million (US$55 million) compared with R455 million (US$64 million) for the September quarter.

Capital expenditure increased from R184 million (US$26 million) to
R191 million (US$26 million) due to an increase in ore reserve development. The KEA project is being advanced on schedule.

Gold production and costs for the March quarter are forecast to be similar to the December quarter with potentially higher gold production offset by the impact of the Christmas break.
Beatrix
December
2006
September
2006
Gold produced - kg
4,650
4,636
- 000’ozs
149.5
149.1
Yield - underground - g/t
5.0
4.7
Total cash costs - R/kg
80,237
77,330
- US$/oz
338
339

Gold production at Beatrix was stable at 149,500 ounces in the
December quarter compared with the 149,100 ounces produced in the
September quarter. Tonnage milled reduced to 935,000 tons in the
December quarter from 984,000 tons in the previous quarter. This was due to lower volumes mined due to infrastructure and logistical issues at the West section. This was offset by an increase in yield from 4.7

I
GOLD FIELDS RESULTS Q2F2007
grams per ton in the September quarter to 5.0 grams per ton in the
December quarter as quality volumes improved.

Operating costs quarter on quarter increased by 3 per cent from R379 million (US$53 million) to R392 million (US$53 million). This was mainly due to additional equipping, haulage maintenance, increased material prices and additional overtime worked to minimise the impact of the Christmas break. Total cash costs increased from R77,330 per kilogram (US$339 per ounce) in the September quarter to R80,237 per kilogram (US$338 per ounce) in the December quarter. Beatrix posted an operating profit of R275 million (US$37 million) for the quarter compared with R284 million (US$40 million) in the September quarter.

Capital expenditure increased by R51 million (US$6 million) from R105 million (US$15 million) in the September quarter to R156 million
(US$21 million) in the December quarter. This was mainly due to an increase in capital development, predominantly at the North and West sections.

Gold production is forecast to be marginally lower in the March quarter due to the impact of the Christmas/New Year break.
South Deep
December
2006
September
2006
Gold produced - kg
838
n/a
- 000’ozs
26,900
n/a
Gold sold - kg
682
n/a
- 000’ozs
21,900
n/a
Yield - underground - g/t
7.7
n/a
- combined           - g/t
4.6
n/a
Total cash costs - R/kg
133,724
n/a
- US$/oz
564
n/a

Gold production since acquisition on 1 December 2006 amounted to
26,900 ounces at a cash cost of R133,724 per kilogram and US$564 per ounce.

The fire which broke out on 31 August 2006 has been fully
extinguished. Rehabilitation work and equipping of the affected areas is ongoing and mining has already commenced in certain of the affected areas. In addition, new areas have been opened up for mining which will contribute to achieving the targeted levels of production.

South Deep will see production back at 150,000 tons per month by the end of the March quarter, the same level as April 2006 before the Twin
Shaft accident. The shaft repairs have been completed and signed-off.
The last two weeks in January have concentrated on on-the-job refresher training of the shaft operating personnel and cautiously drawing down the ore passes, which have remained full since before the accident; this process is going well. The team is to be
congratulated for their dedicated efforts over the 9 month period, safely completing the work and meeting the targets of the physical repair programme.

Production will continue to ramp up and by the December 2007 quarter current infrastructure will support steady state production of 200,000 to
220,000 tons per month. The backfill plant upgrades completed last year will ensure increased backfill volumes are matched to the higher production rates. The below 95 level capital development is currently out on tender where the successful contractor is expected to mobilize during March, with initial development concentrating on 100 level followed by 105, 110 and 110A levels forecast to be completed by calendar year end. This capital development, one of several major capital projects, is critical to achieve the previous JV’s approved
Feasibility Study of increased production to 330,000 tons per month in a 6-7 year timeline, with the increased infrastructure and required capital spend of approximately R3.5 billion. The current 94 level refrigeration project is on target for February 2008, with current work concentrating on the re-support of the excavations and the installation of the brattice wall in the Ventilation shaft. This is followed by deepening of the Ventilation shaft by 300 metres to 10 metres below the Main shaft and 3,005 metres below the surface collar. The rock winder will be ordered by year end for commissioning in 2010. During this period it is planned to upgrade the metallurgical facility to 330,000 tons per month throughput with the addition of the second ball mill and the construction of a tailings dam facility.

The year ahead will see a dynamic and exciting time in the mine development with the following specifics, to name a few, the commencement of long hole stoping with backfill, the down dip development in the 95 1W and 3W projects, the commencement of the mechanized de-stress trial mining method, backfill design work for paste fill to augment the present backfill facilities and exploration drilling, both underground and from surface.

Capital expenditure for the month of December amounted to R41 million.

Gold production for the March quarter is forecast at 80,000 ounces.
The higher volumes will result in an associated decrease in cash costs.
International Operations
Ghana
Tarkwa
December
2006
September
2006
Gold produced - 000’ozs
178.8
173.6
Yield - Heap leach - g/t
0.8
0.8
- CIL
plant            - g/t
1.6
1.5
-
Combined           - g/t
1.0
1.0
Total cash costs - US$/oz
323
344

For the quarter Tarkwa processed 5.59 million tons and produced
178,800 ounces of gold at an average yield of 1.0 gram per ton. This compares to 5.51 million tons processed, producing 173,600 ounces in the September quarter also at a yield of 1.0 gram per ton. The yield from the CIL plant increased from 1.5 to 1.6 grams per ton in the
December quarter, whilst heap leach yield decreased slightly from 0.82 to 0.81 grams per ton. Both heap leach and CIL tonnages treated increased in the December quarter.

Total tons mined, including capital stripping, increased from 24.4 million tons in the previous quarter to 26.0 million tons for the current quarter. Ore tons moved for the December quarter at 5.23 million tons compares with 5.20 million tons in the September quarter. The mined grade of 1.20 grams per ton in December compares with a mined grade of 1.33 grams per ton in the September quarter. The overall strip ratio for the quarter was 3.96 compared with 3.68 in the
September quarter.

Total feed to the heap leach sections was 4.24 million tons at a head grade of 1.13 grams per ton, compared with 4.20 million tons at a head grade of 1.12 grams per ton for the September quarter. Overall, the heap leach sections produced 110,500 ounces for the quarter
compared with the 110,100 ounces achieved in September quarter.
There was a net gold-in-process increase of 6,900 ounces.

The total feed to the CIL plant was higher than the previous quarter at a record 1.35 million tons, compared with the previous quarter’s 1.32 million tons. Head grade also increased from 1.52 grams per ton to
1.68 grams per ton. The CIL plant produced 68,300 ounces in the
December quarter, compared with 63,500 ounces in the previous quarter.

Operating costs, including gold-in-process (GIP) movements, at US$58 million (R425 million) were US$2 million lower than the previous quarter and reflect an increase in GIP partially offset by an increase in the cost of on-site power generation (in line with national load shedding requirements), an increase in earthmoving machine maintenance and repair costs, the increase in tonnage treated and an increase in labour costs.

Operating cost per ton processed was US$11.02 as against US$10.95 in the September quarter. Total cash costs at US$323 per ounce decreased 6 per cent compared with the September quarter’s US$344 per ounce. This decrease in cash costs was caused primarily by the impact of savings brought about in the mining operation through

GOLD FIELDS RESULTS Q2F2007
I

increased load and haul efficiencies and by the 3 per cent increase in gold output. Operating profit at US$52 million (R381 million) increased from US$49 million (R344 million) when compared with the September quarter.

The Tarkwa CIL Expansion and North Heap Leach Extension projects were approved during the quarter. The estimated costs of these projects are US$126 million and US$49 million respectively. The CIL
Expansion project will increase plant throughput from current levels to
1 million tons per month, whilst the North Heap Leach Extension project is a planned extension of the existing heaps to cater for ongoing stacking requirements.

Capital expenditure for the quarter amounted to US$26 million (R189 million) compared with US$13 million (R90 million) in the September quarter. The main areas of capital expenditure were the purchase of secondary mining fleet, capital waste mining (Teberebie cutback), expenditure on the initial work carried out on the CIL expansion project and progress on other minor projects. A US$4 million joint venture tyre re-tread facility was approved for construction during the quarter. This project is being advanced to mitigate the global tyre shortage.

Gold production for the March quarter is expected to be similar to the current quarter and still in line with an annualised throughput of around
700,000 ounces. Unit costs are expected to remain under pressure on the back of the continued cost of on-mine power generation.
Damang
December
2006
September
2006
Gold produced - 000’ozs
51.6
48.5
Yield - g/t
1.2
1.1
Total cash costs - US$/oz
447
438

Gold production increased 6 per cent from 48,500 ounces during the
September quarter to 51,600 ounces in the December quarter. This improvement resulted from an increase in the higher-grade fresh ore tonnages mined and processed from the Damang pit cutback and Juno
2 South West (J2SW) pits, which in turn reduced the volume of lower grade B3 stockpile material that was fed to the plant. The mill throughput for the quarter at 1.33 million tons was marginally higher than the 1.32 million tons processed in the September quarter.

Total tons mined increased from 5.1 million tons in the previous quarter to 5.4 million tons in the current quarter. Ore mined for the quarter at
856,000 tons was 5 per cent higher than the previous quarter’s
818,000 tons. This was as a result of the higher fresh ore tonnages mined from the Damang pit cutback and J2SW pits. Additional oxide ore tonnages were mined from Tomento pits to meet mill-blending requirements. The strip ratio of 5.3 was similar to the September quarter. The Tomento pits will remain the main source of oxide feed to the plant, while increasing volumes of fresh ore will be mined from the
Damang pit cutback and J2SW pits.

Operating costs, including gold-in-process (GIP) movements,
increased from US$21 million (R150 million) to US$23 million (R169 million). The higher tonnages mined from the pits and the on-site power generation (in line with national load shedding requirements)
were the main contributors to the higher costs. These factors increased the cost per ton milled from US$15.23 to US$16.98. Total cash costs increased from US$438 per ounce to US$447 per ounce, also reflecting the higher operating costs. Operating profit for the quarter at US$9 million (R64 million) was similar to the September quarter.

Capital expenditure for the quarter was similar to the September quarter at US$7 million (R53 million) with the majority of this expenditure incurred in mining the Damang pit cutback and the raising of tailings storage facility embankments. The total volume mined from the Damang pit cutback to date is 5.58 million bank cubic metres
(BCM), which is 9 per cent more than the progressive project plan.
The project remains on plan at US$44 million. A capital project to construct a seventh leach tank commenced during the quarter. This project is expected to deliver higher recoveries through increased residence time.
Gold production is expected to increase slightly in the March quarter as a greater proportion of lower grade B3 fresh stockpiled ore is replaced by high-grade fresh ore mined from the Damang pit cutback and J2SW pits. Cost pressure will continue as a result of the continued cost of on-
mine power generation.
Venezuela
Choco 10
December
2006
September
2006
Gold sold - 000’ozs
22.8
17.2
Gold produced - 000’ozs
22.8
16.2
Yield - g/t
2.0
1.7
Total cash costs - US$/oz
426
458

Gold production for the quarter increased 41 per cent from 16,200 ounces to 22,800 ounces.

Mining continued in the Pisolita, Coacia and the Rosika open pits.
Mined quantities were slightly lower than plan mainly as a result of lower than expected machinery availability and a strike which lasted for a week during December. Also, during November the SAG mill motor was damaged due to the ingress of water causing a loss of 4 days’
production. An additional 4 days were lost due to the scheduled relining of the ball mill. Added to this is a water shortage which negatively affected production towards the end of the quarter and will continue into 2007. This will severely affect production for the remainder of financial 2007. The grade mined was similar to last quarter at 1.90 grams per ton. Lower grade material was stockpiled separately, allowing a processed head grade of 2.23 grams per ton compared with 1.98 grams per ton in the September quarter.

Total mill throughput for the quarter increased from 306,000 tons to
357,000 tons.

Operating costs, including gold-in-process movements, amounted to
US$11 million (R78 million) compared with US$9 million (R66 million)
last quarter, in line with the increase in production. Total cash costs decreased from US$458 per ounce to US$426 per ounce driven by the increased level of production. Operating profit was US$3 million (R23 million) compared with US$1 million (R8 million) in the September quarter.

Water levels in the reservoir supplying the mine remain low, as a consequence of lower than normal seasonal rainfall. A water
exploration programme was expedited to alleviate this shortfall. As water is encountered in the water exploration holes these are being equipped as temporary production wells for conversion into permanent wells during the second quarter of 2007. The permit to extract water from the Yuruari River has not yet been granted and construction of the pipeline cannot commence without this permit.

Capital expenditure amounted to US$5 million (R38 million) for the quarter compared with US$11 million (R77 million) in the September quarter. The resource definition exploration programme on Choco 10 continued to return numerous significant intersects during the quarter, defining high-grade extensions to mineralisation along strike and down-
dip at the VBK deposit. A total of 8,413m of diamond drilling and 4,271 metres of RC drilling were completed during the quarter. High-grade mineralisation has now been defined over 800 metres strike. The site is currently in the process of updating the resources and reserves to reflect the aggressive 2006 exploration programme.

Gold production for the March quarter is expected to be below 9,000 ounces due to the lack of water to support the milling process and due to lower grades as more ore is mined from the low grade Coacia open pit. Renegotiation of the mine’s Collective Bargaining Agreement will commence during the March quarter.

I
GOLD FIELDS RESULTS Q2F2007
Australia
St Ives
December
2006
September
2006
Gold produced - 000’ozs
124.6
123.4
Yield - Heap leach - g/t
0.5
0.4
- Milling - g/t
3.1
3.0
- Combined          - g/t
2.2
2.3
Total cash costs - A$/oz
493
564
- US$/oz
378
429

Gold production for the quarter was 124,600 ounces, 1 per cent up on the last quarter’s 123,400 ounces. This increase was due to an increase in head grade from 3.24 grams per ton to 3.34 grams per ton at the Lefroy mill at similar volumes. Gold production from the Lefroy mill was 117,000 ounces compared with 116,200 ounces in the
September quarter. The heap leach produced 7,600 ounces compared with 7,200 ounces, the increase resulting from on-going recovery of gold from slow leaching Mars ore stacked during the previous quarter.

Total open pit volumes decreased as did strip ratios as the Thunderer open pit commenced ore production. During the quarter 2.4 million bank cubic metres (BCM’s) of ore and waste were mined compared with 3.2 million BCM’s in the previous quarter. The average strip ratio decreased to 4.7 compared with 6.3 previously. Open pit operations produced 1.0 million tons of ore for the quarter compared with 1.2 million tons the previous quarter. Open pit ore grade remained constant at 2.3 grams per ton. The majority of ore was mined from the
Thunderer and Delta North pits.

Underground operations produced 341,100 tons of ore at 5.2 grams per ton for the quarter compared with 381,500 tons at 4.8 grams per ton the previous quarter mainly due to labour and equipment
availability. At the Leviathan complex the majority of production came from the Conqueror zone, with total tonnage from the complex down but grade increased by 0.6 grams per ton resulting in a similar contribution. Argo also produced lower tonnage at an increased grade for slightly less contained ounces compared with the previous quarter.

Operating costs, including gold-in-process movements, decreased to
A$62 million (R348 million) from A$69 million (R372 million), reflecting the decrease in volumes mined and a decrease in the waste charge-
back following completion of mining in the Mars and Agamemnon open pits early in the quarter. A price participation royalty calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was payable during the quarter and amounted to A$3 million (R14 million) similar to the previous quarter. Total cash costs decreased from A$564 per ounce (US$429 per ounce) in the previous quarter to
A$493 per ounce (US$378 per ounce) for the December quarter.
Operating profit at A$37 million (R213 million) was up on the previous quarter’s A$32 million (R172 million).

Capital expenditure for the December quarter amounted to A$22 million (R126 million), which was similar to the September quarter.
Mine development capital increased marginally to A$14 million (R81 million), with reduced pre-strip costs at Thunderer offset by commencement of development at the Bahama pit. Argo underground development and expansion of the number 3 heap leach pad were also significant contributors. Capitalised exploration expenditure was A$6 million (R34 million) for the quarter, compared with A$8 million (R41 million) in the preceding quarter, with an increased focus on resource infill drilling. The Leviathan project is being advanced on plan and should be presented to the Board before financial year end. This large pit will access around 650,000 ounces of gold.

Gold production for the March quarter is expected to increase slightly with a corresponding reduction in unit costs. This will be achieved through increased tonnages processed.

Agnew
December
2006
September
2006
Gold produced - 000’ozs
53.0
59.2
Yield - g/t
5.2
5.4
Total cash costs - A$/oz
338
276
- US$/oz
260
209

Gold production for the quarter was 53,000 ounces, 10 per cent down on the previous quarter’s 59,200 ounces. This was due to a decrease in mill throughput from 344,000 tons to 318,000 tons combined with lower yields for the quarter at 5.2 grams per ton compared with 5.4 grams per ton during the previous quarter. This was mainly on the back of lower tonnage from the high grade Kim lode, which was affected by restricted access due to ground conditions, and the paste fill plant which has not yet been commissioned. This affected fill placement. Added to this were reduced tonnage and grade from Main
Lode and marginally lower grade from Songvang, together with plant throughput restrictions due to ore blend.

Open pit mining at Songvang produced 344,000 tons of ore for the quarter, significantly up on the 213,300 tons produced during the preceding quarter. The total volume of ore and waste mined from the pit was 1.2 million bank cubic metres (BCM’s) versus 1.3 million BCM during the previous quarter. The average strip ratio decreased to 9.1 from 17.0 during the preceding quarter. The average grade fell to 1.92 grams per ton compared with 1.96 grams per ton last quarter.

The underground operations at Waroonga produced 100,300 tons of ore at 13.1 grams per ton during the quarter, compared with 118,600 tons at 13.2 grams per ton in the preceding quarter.

Operating costs, including gold-in-process movements, were A$16 million (R92 million) for the December quarter similar to the September quarter. An increase in costs of A$2 million due to the completion of the capitalised waste pre-strip at Songvang and the resultant expensing of internal waste as from November 2006 was offset by a reduction in costs due to the lower production. Total cash costs increased to A$338 per ounce (US$260 per ounce) for the quarter compared with A$276 per ounce (US$209 per ounce) in the preceding quarter. Operating profit decreased to A$27 million (R151 million)
compared with A$32 million (R173 million) quarter on quarter.

Capital expenditure for the December quarter was A$10 million (R56 million) compared with A$11 million (R57 million) in the September quarter. Songvang pre-strip was a major contributor to this
expenditure (A$4 million), together with ongoing development of the
Waroonga complex underground mine (Kim and Main Lodes - A$3
million). Capitalised exploration expenditure was A$2 million (R10 million) compared with A$3 million (R14 million) the previous quarter.

Gold produced during the March quarter is expected to exceed 60,000 ounces due to increased tonnage and grades from Songvang when compared with the December quarter, whilst cash costs are expected to fall in line with the increased production. Capital expenditure is expected to increase with the commencement of the extension to the
Leinster village.
Quarter ended 31 December 2006 compared
with quarter ended 31 December 2005
Attributable gold production decreased 2 per cent from 1,040,000 ounces for the quarter ended 31 December 2005 to 1,015,000 ounces produced in the quarter ended 31 December 2006. This decrease was mainly due to the decrease in production at the South African operations, partially offset by the newly acquired acquisitions at Choco
10 and South Deep. Production at the remaining international operations was similar quarter on quarter.

The South African operations produced 652,000 ounces compared with the 698,000 ounces produced in the December 2005 quarter. The decrease at Driefontein, Kloof and Beatrix amounted to 42,800, 22,000 and 5,400 ounces respectively.

GOLD FIELDS RESULTS Q2F2007
I

Revenue increased by 40 per cent in rand terms (increased 23 per cent in US dollar terms) from R3,479 million (US$534 million) to
R4,854 million (US$658 million). The higher gold price of R144,485 per kilogram (US$609 per ounce) compared with R101,184 per
kilogram (US$482 per ounce), contributed significantly to this increase.

Operating costs, increased from R2,349 million (US$360 million) to
R2,975 million (US$403 million), an increase of 27 per cent. The weaker rand when translating costs at the international operations into
South African rand accounted for over R100 million of this increase.
Exchange rates weakened from an average of US$1 = R6.53 to US$1
= R7.38, or 13 per cent and from A$1 = R4.88 to A$1 = R5.66, or 16 per cent quarter on quarter. Total cash costs for the Group in rand terms, increased 19 per cent from R66,054 per kilogram (US$315 per ounce) to R83,707 per kilogram (US$353 per ounce).

At the South African operations operating costs excluding South Deep increased by 9 per cent to R1,682 million for the year compared with
R1,539 million the previous year. This was due to above inflation wage increases, an increase in equipping and secondary support, an increase in commodity prices, particularly steel, copper, fuel and food, as well as normal inflationary pressures. Costs at South Deep amounted to R113 million (US$16 million) for December 2006. Unit cash costs including South Deep increased from R67,977 to R83,952 per kilogram. Total cash costs excluding South Deep were R82,213 per kilogram for the quarter. At the international operations unit cash costs increased by 17 per cent from US$299 per ounce to US$351 per ounce mainly due to the combined effect of higher stripping ratios and lower grades, added to the increased cost of inputs driven by the commodities boom and increased fleet maintenance costs at Tarkwa.

Operating profit at R1,969 million (US$267 million), compared with
R1,150 million (US$176 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R767 million (US$104 million) compared with R284 million (US$44 million) in the December 2005 quarter. The increase in earnings was largely due to the increase in operating profit.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R564 million (US$76 million) this quarter compared with R297 million (US$46 million) in the
December 2005 quarter.
C a p i t a l a n d d e v e l o p m e n t
p r o j e c t s
Cerro Corona
The politically motivated and illegal road blockade as reported last quarter was peacefully withdrawn on 27 October. Local public support for this action was never strong, indeed few supported the action. It was this lack of support coupled with continuous dialog and the support of Peruvian ministry officials which brought this event to a close. In spite of the blockade, community relationships around this project remained quite positive and perhaps are now even stronger than before. The company continues to work closely with the several communities located near the Cerro Corona project site, fulfilling the commitments made for cooperative community enhancement projects.
The focus of these projects remains on sustainable development efforts as well as projects with a particular focus on education and health.

More than three full weeks of construction activity were lost because of this blockade. However, by late November most activities had resumed, though at a reduced rate. During this period, contract formats were also changed to address and reinforce other
requirements with respect to using local contractors. Work reallocation among more than fifty local contractors was accomplished.

Once work was resumed on 15 November, the mining operations
quickly ramped up to pre-stoppage levels and by the end of the quarter mining rates were at the level required for full scale operations of 1 million tons per month.

A majority of on site construction activities involved topsoil stripping from the tailing management facility embankment foot print and mass earthworks for the plant site platform which reached 98 per cent complete by the end of the period. Run of mine pad earthworks and haul road construction advanced, however at a slower than planned pace due to the lack of suitable mined overburden for construction.
The plant civil, structural, mechanical and piping contractor commenced mobilization in November and will commence concrete works in early January following completion and turnover of the plant site platforms. There are currently in excess of 500 workers engaged onsite of which some 170 are employed directly by the company.

Completion of outstanding engineering activities by the engineering contractor continued, but at a slower than planned advance rate.
Current estimates are that this effort will now be completed by mid-
February 2007. Final design packages for tailing and mine overburden storage facilities have been received, comments and observations are being addressed in final design revisions. Procurement is similarly advanced and delivery of all major equipment is not on the Project critical path.

Schedule recovery planning is in progress, with the contractor to maintain a plant commissioning and production schedule for late
December 2007, however with recent delays related to community-
driven issues, this is at risk in slipping into early first quarter of calendar
2008.

Project commitments through the end of the quarter were US$172 million versus US$240 million planned. The commitment under-runs are primarily due to delays in committing the tailings embankment, electrical and instrumentation and auxiliary buildings packages.
Current forecast at completion remains at about US$340 million.
Arctic Platinum
North American Palladium Finland OY (“NAPF”) and Gold Fields
Exploration technical staff continue to review drilling results and processing options during the quarter. The third party engineering firm retained by NAPF for development of a Feasibility level study will complete their work in the third quarter of FINANCIAL 20077. Both
NAPF and Gold Fields will review the findings and agree future activities at that time.
E x p l o r a t i o n a n d c o r p o r a t e
d e v e l o p m e n t
Gold Fields completed drilling on six projects during the quarter on its greenfield exploration sites. At the Essakane project in Burkina Faso
(GFI earning 60 per cent), significant progress was made towards completing the reassay programme and finalising a new resource estimation as at year end. Results are presently under review and we are poised to commence the Bankable Feasibility Study once final agreement is reached with our partners Orezone Resources Inc (TSX:
“OZN”) on the commercial and operating agreements for the project.

On the Sankarani project (GFI earning 65 per cent) in south-western
Mali, presently operated by partner Glencar Mining plc (AIM: “GEX”), additional RC drilling was completed on the Kabaya South target during the quarter. At the 80 per cent owned Kisenge project in the southern DRC partial results for the previously completed aircore and diamond drilling programme were received during the quarter. These results support the concept that a significant resource could be present on the Kisenge project and that it has direct geologic analogues to the
Tarkwa project in Ghana. We are planning a significant drilling programme after the rainy season upon approval of budgets and availability of a suitable contractor for the project.

At the Central Victoria project in Australia, aircore drilling continued to define the newly discovered parallel trend located to the east of
Lockington trend. Follow-up diamond drilling commenced in December and results are pending. Initial aircore and RC drilling was completed on two targets within our New South Wales generative programme being completed with a subsidiary company owned by GeoInformatics
Exploration Inc (TSX Venture: “GXL”).

In China, Gold Fields reached an agreement with Sino Gold Limited
(ASX: “SGX”) to form a new strategic alliance for future exploration in
China. Gold Fields currently owns 17.4 per cent of SGX. The alliance calls for the transfer of all the Gold Fields exploration properties in
China as well as its operating staff into a new 50:50 owned and funded exploration vehicle focused on greater than 5 million ounce projects.
Gold Fields will benefit from the operating experience of SGX in China

I
GOLD FIELDS RESULTS Q2F2007
and SGX will benefit from Gold Fields technical and operational abilities.

In the El Callao District in Venezuela, regional exploration continued
surrounding Gold Fields 95 per cent owned Choco 10 mine and
fieldwork continued on the recently acquired Choco 6 concession. An extensive resource drilling programme is in progress at Choco 10 that will lead to the issuance of Gold Fields’ first resource and reserve statement on that property.

Diamond drilling continued on the Tres Palmas project in the
Dominican Republic with partner GoldQuest Mining Corp (TSX
Venture: “GQC”). Approximately 1,300 meters was completed of a proposed 2,000 meter programme before the Christmas break
curtailed activities.
C o r p o r a t e
Acquisition of South Deep
On 11 September 2006, Gold Fields Limited announced three separate transactions, collectively worth approximately US$2.5 billion, which would significantly increase Gold Fields’ interest in the South Deep
Gold Mine in South Africa. South Deep is one of the most important developing gold mines in the world, with reserves of 29.3 million ounces contained in a resource of 67 million ounces.

The salient features and status of the three separate transactions is as follows:
-   Gold Fields and Barrick Gold Corporation (Barrick) reached agreement for Gold Fields to acquire the 50 per cent stake owned by
Barrick in the developing South Deep gold mine for a total
consideration of US$1.525 billion. On 1 December 2006, Gold
Fields announced that it had successfully completed the acquisition of Barrick’s 50 per cent stake in South Deep;
-   Gold Fields and JCI Limited (JCI) reached agreement for Gold
Fields to acquire 27 million Western Areas shares from JCI, which would increase Gold Fields’ stake in Western Areas to 34.7 percent.
The parties further agreed to a reciprocal call and put option that could see Gold Fields increase its stake in Western Areas to 41 per cent. On 1 December 2006, Gold Fields announced that it had
acquired the 27 million WAL shares from JCI and also exercised the call option in respect of a further 9.96 million WAL shares; and
-   Gold Fields undertook to make a general offer to Western Areas
Limited (Western Areas) shareholders to acquire all of the
outstanding shares in Western Areas which Gold Fields did not yet own. Western Areas’ largest asset is its 50 per cent interest in
South Deep. On 30 October 2006, Gold Fields made a general offer to all Western Areas shareholders. As at 18 January 2007, Gold
Fields either owned or had received irrevocable undertakings in respect of approximately 95.6 per cent of the issued share capital of
Western Areas, allowing Gold Fields to invoke the “compulsory squeeze out” provisions of Section 440K of the Companies Act, 61 of 1973 ("Section 440K"). Western Areas shares will be suspended on the JSE Limited ("JSE"), with effect from the commencement of trade one business day following the day upon which notice in terms of Section 440K is posted to remaining Western Areas shareholders.
The listing of Western Areas shares will be terminated on the JSE, with effect from the commencement of trade on the first Monday following the date upon which Gold Fields becomes entitled and bound to acquire, in terms of Section 440K of the Act, those offer shares in respect of which the offer had not been accepted by the closing date.
Provisional accounting in accordance with IFRS3,
Business combinations
The acquisition of South Deep has been accounted for on a provisional basis in accordance with the provisions of IFRS 3, Business
Combinations. To give effect to the acquisition on a provisional basis, the difference between the purchase price and the net asset value of
South Deep, without adjusting for any fair values, has been accounted for under property, plant and equipment. In addition, no account has been made of the tax effect on the difference, nor has any additional amortisation arising from the difference been charged to earnings.

IFRS 3 states that where the fair values to be assigned to the assets, liabilities or contingent liabilities or the cost of the combination can only be determined provisionally, the business combination shall be accounted for using those provisional values. Adjustments to these provisional values must however be completed within twelve months from acquisition of a controlling interest (i.e. November 2007).
Western Areas Limited gold derivative structure
By quarter end Gold Fields Limited had acquired 84 per cent of
Western Areas Limited and as such also acquired its long-dated gold derivative structure. Details of the structure are outlined below.

In 2001 the Board of Western Areas Limited decided to enter into a long-dated derivative structure based on the selling of options on
Western Areas’ share of South Deep’s gold production. The derivative structure took effect in the last quarter of 2001 and expires in mid-
2014.

Current Structure
-   Western Areas bought put options to provide price protection for the operation up to June 2014.
-   Western Areas sold call options equivalent to 77 per cent of the puts bought, capping the upside gold price participation over the remaining nine year period.
-   Western Areas bought call options equivalent to 39 per cent of the calls sold at a higher gold price, giving the Company upside gold price participation over the remaining nine year period.
-   Western Areas sold higher value call options equivalent to 31 per cent of the puts bought, capping the upside gold price participation over the remaining nine year period.
-   The option premium for the sold options was received upfront, and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the duration of the hedge.
-   The net volume of gold committed to the derivative structure is currently 7.8 per cent of Western Areas’ attributable mineral reserves.
-   The options provide the ability to close out the hedge positions in the event of appropriate market conditions.
-   There is currently no Rand hedging in this structure and the
Company is fully exposed to currency fluctuations. All the options are United States Dollar denominated.

In December 2001, US$104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time, which was used to fund the mining operation. Simultaneously the options bought gave rise to an obligation to pay option premiums, totaling US$250 million, at various predetermined dates in the future –
the Option premium payable. The Option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of the liability.

In terms of the option exposure to the gold price, for every one US dollar increase/decrease in the gold price, the extent of the liability will increase/decrease by US$1.1 million as at 31 December 2006. The exposure to the gold price decreases monthly as the Company closes out the matured options. Refer detail on page 15.
Listing on the Dubai International Financial Exchange
On 30 October 2006 Gold Fields became the first African, South
African and gold mining company to list on the Dubai International
Financial Exchange (DIFX).

Gold Fields is again leading South African companies into a new terrain that we believe will yield many positive returns in the future.
The DIFX is the gateway to a significant pool of liquidity in the Gulf,
Middle East and Central Asian region.

The South African Minister of Minerals and Energy, Buyelwa Sonjica
expressed her approval by saying:
“Gold Fields is one of South Africa’s leading companies and also one of our proudest exports. The listing in Dubai supports our
government’s initiatives to build solid cross-border interactions and encourage capital inflows into our beautiful country. I therefore wish
Gold Fields well in this venture and believe that it will add value to the economy of Dubai.”
South African Government Approves Mining Licenses
On 10 November 2006 it was announced that the South African
Department of Minerals and Energy had formally approved the

GOLD FIELDS RESULTS Q2F2007
I

conversion of the Driefontein, Kloof and Beatrix gold mines old-order mining licenses into new order mining licenses.

To convert old order mining licenses into new order mining licenses, companies must meet the requirements of the Mineral and Petroleum
Resources Development Act (MPRDA) 28 of 2002, which was enacted in May 2004, as well as the Broad Based Socio-Economic
Empowerment Charter for the South African Mining Industry and the
associated Scorecard for the Mining Industry.
Expansion projects at Tarkwa
Two significant expansion projects at Tarkwa Gold Mine in Ghana were approved by the Board during the last quarter.

The first relates to the expansion of the existing Carbon-in-Leach
(‘CIL’) process plant facility from a design tonnage throughput capacity of 4.2 million tons per annum (‘Mtpa’) to 12.0Mtpa. The capital cost for this expansion is estimated at US$126 million (R900 million).
Construction is expected to start in the first quarter of calendar 2007, with commissioning scheduled to be completed by the second half of calendar 2008. In addition to the main process plant, this project also entails an expansion of the tailings storage facilities and associated infrastructure.

The second project is an expansion of Tarkwa’s North Heap Leach facility by adding an additional heap leach pad (Phase 5) to the North
Heap Leach complex. Phase 5 will add 39 million tons stacking capacity to the current area and will enable continuation of stacking at the North facility until June 2011. Budgeted capital expenditure for this project is US$49 million (R350 million), consisting of US$35 million to expand the leach pads, and US$14 million to build associated infrastructure and services required for Phase 5 and subsequent
Phases 6 to 8 of the leach pad complex. Construction of the Phase 5 facility is also expected to begin in the first quarter of calendar 2007, with commissioning scheduled to be completed by mid calendar 2008.

These expansion projects will maintain the total ore tonnage treated at approximately 21.6Mtpa, comprising 9.6Mtpa of heap leach and
12.0Mtpa milled ore. It will enable gold production to be maintained at a level in excess of 700,000 ounces per annum until 2021, minimise the sub-optimal processing of ore by improving the overall recovery and decrease the processing unit operating cost through economies of scale.

The improved recovery from CIL will ultimately result in an additional 1 million ounces of recovered gold over the life of the mine.
Terence Goodlace to head up Gold Fields operations in South Africa
On 9 January 2007 it was announced that Mr. Terence Goodlace would replace the late Mr. Brendan Walker as head of its South African operations, with immediate effect. Mr. Walker was tragically killed in a car accident on 30 December 2006. Brendan was associated with
Gold Fields his entire career. He was appointed as an executive vice president and head of South African operations on 1 March 2006.

Mr. Goodlace was previously head of Gold Fields’ international operations. Terence’s appointment will ensure stability and continuity at a time when we face significant new challenges in South Africa.
Terence, who is well known to and respected by the South African operations, has a deep insight into and understanding of the many and complex challenges facing our operations. He has filled various operational positions in the Group with distinction over the past 20 years and is a longstanding member of the Gold Fields Executive
Committee. Before becoming head of the international operations he was head of strategic planning for the Group.

Gold Fields’ South African operations include the Beatrix, Driefontein and Kloof gold mines, as well as the recently acquired South Deep gold mine.

Mr. Peter McArdle, currently head of technical and strategic planning for the international operations, will act as head of international operations while a global search is conducted to fill the position on a permanent basis.

D i v i d e n d
In line with the Company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows:
- Interim dividend number 66:
90 SA cents per share
- Last date to trade cum-dividend: Friday, 9 February 2007
- Sterling & US dollar conversion date: Monday, 12 February 2007
- Trading commences ex-dividend: Monday, 12 February 2007
- Record date: Friday, 16 February 2007
- Payment date: Monday, 19 February 2007
Share certificates may not be dematerialised or rematerialised between
Monday, 12 February 2007 and Friday, 16 February 2007, both dates inclusive.
C h a n g e  i n  a c c o u n t i n g  p o l i c y
Capitalisation of costs relating to Ore Reserve
Development (ORD)
On 1 July 2006, the Group changed its accounting policy on Ore
Reserve Development (“ORD”) costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied
retrospectively for the earliest comparative period presented in terms of
IAS8 Accounting policies, changes in accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the
Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group’s policy with those of its global industry peers.

The effect of the change in accounting policy for the last 3 years is an after tax credit to earnings of:

F2006 - R81.5 million
F2005 - R100.7 million
F2004 - R363.9 million

The impact of the change in accounting policy for the December 2006 quarter is a credit to earnings of R40.0 million. The credit to earnings in the September 2006 quarter amounted to R49.7 million. For the
December 2005 quarter the impact was a credit to earnings of R22.3 million.

The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.
O u t l o o k
Gold production for the December quarter should be between 2 and 4 per cent higher due to an increase at the Australian operations, especially Agnew, and additional gold from South Deep’s first full quarter. This will be partially offset by the reduction at Choco 10.
Cash costs in rand terms should be similar quarter on quarter.
B a s i s  o f  a c c o u n t i n g
The unaudited results for the quarter and six months have been prepared on the International Financial Reporting Standards (IFRS)
basis. The detailed financial, operational and development results for the December 2006 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.

I.D. Cockerill
Chief Executive Officer
25 January 2007

I
GOLD FIELDS RESULTS Q2F2007
Income  statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
December
2006
September
2006
Restated
December
2005
December
2006
Restated
December
2005
Revenue
4,854.4
4,731.9         3,478.8         9,586.3
6,501.3
Operating costs
2,974.7
2,763.6         2,349.0         5,738.3
4,623.0
Gold inventory change
(89.7)
(18.3)            (20.6)          (108.0)
(9.7)
Operating profit
1,969.4
1,986.6         1,150.4          3,956.0
1,888.0
Amortisation and depreciation
745.1
680.7            535.1
1,425.8
1,033.9
Net operating profit
1,224.3
1,305.9            615.3
2,530.2
854.1
Finance
income
237.0
13.8              17.8             250.8
17.7
- Net interest (paid)/received
(26.6)
16.7              16.8               (9.9)
17.6
- Gain/(loss) on foreign debt, net of cash
263.6
(2.9)                1.0
260.7
0.1
Loss on financial instruments
(19.2)
(9.4)            (18.8)              (28.6)
(27.6)
Other expenses
(63.9)
(28.7)            (29.0)              (92.6)
(47.8)
Exploration
(64.9)
(65.6)            (54.1)            (130.5)
(120.3)
Profit before tax and exceptional items
1,313.3
1,216.0            531.2
2,529.3
676.1
Exceptional gain
7.8
8.7               1.8                16.5
4.5
Profit before taxation
1,321.1
1,224.7            533.0
2,545.8
680.6
Mining and income taxation
480.2
464.2            211.2             944.4
269.0
- Normal taxation
259.4
251.7            121.2             511.1
195.2
- Deferred taxation
220.8
212.5              90.0             433.3
73.8
Net profit
840.9
760.5             321.8
1,601.4
411.6
Attributable to:
- Ordinary shareholders
766.8
697.8             284.2
1,464.6
348.5
- Minority shareholders
74.1
62.7               37.6            136.8
63.1
Exceptional items:
Profit on sale of investments
4.7
0.4                   -
5.1
1.8
Profit on sale of assets
2.8
8.3                   -
11.1
-
Other
0.3
-                1.8                  0.3
2.7
Total exceptional items
7.8
8.7                1.8                16.5
4.5
Taxation
(2.7)
(3.1)              (0.6)               (5.8)
(1.2)
Net exceptional items after tax and minorities
5.1
5.6                1.2               10.7
3.3
Net earnings
766.8
697.8             284.2
1,464.6
348.5
Net earnings per share (cents)
148
141            58 289
71
Headline earnings
761.7
692.2             283.0
1,453.9
345.2
Headline earnings per share (cents)
147
140                  57                287
70
Diluted earnings per share (cents)
147
141                  57                288
70
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
563.6
701.7             296.9
1,265.3
365.7
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
(cents)
108
142                  60                250
74
Gold sold – managed kg
33,598
33,315          34,381           66,913
67,353
Gold price received R/kg
144,485
142,035        101,184         143,265
96,526
Total cash costs R/kg
83,707
79,862          66,054            81,793
66,619

GOLD FIELDS RESULTS Q2F2007
I

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Six months to
December
2006
September
2006
Restated
December
2005
December
2006
Restated
December
2005
Revenue
657.6
666.5             533.5
1,324.1
997.1
Operating costs
403.4
389.2             360.3               792.6
709.0
Gold inventory change
(12.3)
(2.6)                (3.2)              (14.9)
(1.5)
Operating profit
266.5
279.9             176.4               546.4
289.6
Amortisation and depreciation
101.0
95.9               82.0               196.9
158.6
Net operating profit
165.5
184.0               94.4               349.5
131.0
Finance income
32.6
2.0                 2.7                 34.6
2.7
- Net interest (paid)/received
(3.8)
2.4                  2.6
(1.4)
2.7
- Gain/(loss) on foreign debt, net of cash
36.4
(0.4)                  0.1                36.0
-
Loss on financial instruments
(2.7)
(1.3)                (2.9)                (4.0)
(4.2)
Other expenses
(8.7)
(4.1)                (4.4)              (12.8)
(7.3)
Exploration
(8.7)
(9.3)                (8.3)              (18.0)
(18.5)
Profit before tax and exceptional items
178.0
171.3               81.5               349.3
103.7
Exceptional gain
1.1
1.2                 0.3                    2.3
0.7
Profit before taxation
179.1
172.5               81.8               351.6
104.4
Mining and income taxation
65.0
65.4               32.4               130.4
41.3
- Normal taxation
35.1
35.5               18.6                 70.6
29.9
- Deferred taxation
29.9
29.9               13.8                 59.8
11.4
Net profit
114.1
107.1              49.4               221.2
63.1
Attributable to:
- Ordinary shareholders
104.0
98.3               43.6               202.3
53.4
- Minority shareholders
10.1
8.8                 5.8                 18.9
9.7
Exceptional items:
Profit on sale of investments
0.7
-                    -
0.7
0.3
Profit on sale of assets
0.3
1.2                    -
1.5
-
Other
0.1
-                 0.3                   0.1
0.4
Total exceptional items
1.1
1.2                 0.3                   2.3
0.7
Taxation
(0.4)
(0.4)               (0.1)                 (0.8)
(0.2)
Net exceptional items after tax and minorities
0.7
0.8                 0.2                   1.5
0.5
Net earnings
104.0
98.3               43.6               202.3
53.4
Net earnings per share (cents)
20
20                    9                    40
11
Headline earnings
103.3
97.5              43.4                200.8
52.9
Headline earnings per share (cents)
20
20                    9                    40
11
Diluted earnings per share (cents)
20
20                    9                    40
11
Net earnings excluding gains and losses on financial
instruments and foreign debt, net of cash and exceptional items
76.0
98.8               45.6               174.8
56.1
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
(cents)
15
20                    9                    35
11
South African rand/United States dollar conversion rate
7.38
7.10               6.53                 7.24
6.52
South African rand/Australian dollar conversion rate
5.66
5.38               4.88                 5.52
4.92
Gold sold – managed
ozs (000)
1,080
1,071             1,105               2,151
2,165
Gold price received
$/oz
609
622                482                  615
460
Total cash costs
$/oz
353
350                315                  351
318

I
GOLD FIELDS RESULTS Q2F2007
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
December
2006
Restated
June
2006
December
2006
Restated
June
2006
Property, plant and equipment
43,362.7
24,069.5
6,212.4
3,239.5
Non-current assets
550.4
484.0
78.9
65.1
Investments
1,838.9
2,483.9
263.5
334.3
Current assets
6,111.0
4,351.2
875.5
585.6
- Other current assets
4,698.5
2,733.7
673.1
367.9
- Cash and deposits
1,412.5
1,617.5
202.4
217.7
Total assets
51,863.0
31,388.6
7,430.3
4,224.5
Shareholders’ equity
27,764.3
19,851.5
3,977.7
2,671.8
Deferred taxation
3,551.2
5,454.7
508.8
734.1
Long-term loans
2,177.9
2,021.6
312.0
272.1
Environmental rehabilitation provisions
1,127.6
1,079.3
161.5
145.3
Post-retirement health care provisions
22.0
18.0
3.2
2.4
Current liabilities
17,220.0
2,963.5
2,467.1
398.8
- Other current liabilities
8,446.6
2,641.8
1,210.2
355.5
- Current portion of long-term loans
8,773.4
321.7
1,256.9
43.3
Total equity and liabilities
51,863.0
31,388.6
7,430.3
4,224.5
South African rand/US dollar conversion rate
6.98
7.43
South African rand/Australian dollar conversion rate
5.47
5.44
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
December
2006
Restated
December
2005
December
2006
Restated
December
2005
Balance at the beginning of the financial year
19,851.5
16,534.1
2,671.8
2,467.8
Effect of change in accounting policy – capitalisation of ORD costs
-
464.6
-
69.3
Issue of share capital
28.4
0.6
4.1
0.1
Increase in share premium
7,164.5
5.8
1,026.4
0.9
Marked to market valuation of listed investments
156.2
234.2
22.4
35.9
Dividends paid
(545.4)
(196.8)
(78.1)
(29.4)
Increase in share-based payment reserve
38.1
31.2
5.5
4.9
Profit attributable to ordinary shareholders
1,464.6
348.5
202.3
53.4
Profit attributable to minority shareholders
136.8
63.1
18.9
9.7
Decrease in minority interests
(121.4)
(66.6)
(13.0)
(10.5)
Currency translation adjustment and other
(409.0)
(607.6)
117.4
37.0
Balance as at the end of December
27,764.3
16,811.1
3,977.7
2,639.1
Reconciliation of quarterly headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
December
2006
September
2006
Restated
December
2005
December
2006
September
2006
Restated
December
2005
Net earnings
766.8
697.8            284.2
104.0
98.3             43.6
Profit on sale of investments
(4.7)
(0.4)                    -
(0.7)
-                   -
Taxation effect of profit on sale of investments
-
-                    -
-
-                   -
Profit on sale of assets
(2.8)
(8.3)                    -
(0.3)
(1.2)                   -
Taxation effect of profit on sale of assets
2.7
3.1                    -
0.4
0.4                   -
Other after tax adjustments
(0.3)
-              (1.2)
(0.1)
-              (0.2)
Headline earnings
761.7
692.2            283.0
103.3
97.5            43.4
Headline earnings per share – cents
147
140                 57
 20
20                  9
Based on headline earnings as given above divided by
517,356,586 (September 2006 – 495,505,475 and December
2005 – 492,600,779) being the weighted average number of
ordinary shares in issue for the period

GOLD FIELDS RESULTS Q2F2007
I

Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Six months to
December
2006
September
2006
Restated
December
2005
December
2006
Restated
December
2005
Cash flows from operating activities
1,381.2
1,609.3              749.2
2,990.5
1,235.3
Profit before tax and exceptional items
1,313.3
1,216.0              531.2
2,529.3
676.1
Exceptional items
7.8
8.7                   1.8                  16.5
4.5
Amortisation and depreciation
745.1
680.7              535.1
1,425.8
1,033.9
Change in working capital
(320.9)
9.9            (266.4)               (311.0)
(386.8)
Taxation paid
(85.6)
(314.8)             (57.1)               (400.4)
(134.8)
Other non-cash items
(278.5)
8.8                  4.6
(269.7)
42.4
Dividends paid
-
(555.9)                     -
(555.9)
(196.8)
Ordinary shareholders
-
(545.4)                     -
(545.4)
(196.8)
Minority shareholders in subsidiaries
-
(10.5)                     -
(10.5)
-
Cash flows from investing activities
(10,135.8)
(1,307.2)           (622.1)
(11,443.0)
(1,136.0)
Capital expenditure – additions
(1,376.0)
(1,188.0)           (594.3)
(2,564.0)
(1,102.8)
Capital expenditure – proceeds on disposal
2.9
8.4                  3.6                   11.3
7.8
Purchase of subsidiaries
(8,676.8)
-                      -
(8,676.8)
-
Purchase of investments
(77.5)
(121.4)             (26.8)                (198.9)
(38.9)
Proceeds on the disposal of investments
6.9
2.2                     -
9.1
8.4
Environmental and post-retirement health care payments
(15.3)
(8.4)               (4.6)
(23.7)
(10.5)
Cash flows from financing activities
9,016.4
(168.9)                 6.4
8,847.5
(200.2)
Loans received
9,057.9
-                     -
9,057.9
-
Loans repaid
-
(155.6)                    -
(155.6)
(140.0)
Minority shareholders loans received
(44.6)
(45.5)            (66.6)                   (90.1)
(66.6)
Shares issued
3.1
32.2              73.0                     35.3
6.4
Net cash inflow/(outflow)
261.8
(422.7)             133.5
(160.9)
(297.7)
Translation adjustment
(73.2)
29.1                 4.1
(44.1)
(140.1)
Cash at beginning of period
1,223.9
1,617.5          2,799.6              1,617.5
3,375.0
Cash at end of period
1,412.5
1,223.9          2,937.2              1,412.5
2,937.2
United States Dollars
Quarter
Six months to
December
2006
September
2006
Restated
December
2005
December
2006
Restated
December
2005
Cash flows from operating activities
189.8
226.7               119.3                416.5
194.5
Profit before tax and exceptional items
178.0
171.3                 81.5
349.3
103.7
Exceptional items
1.1
1.2                   0.3                    2.3
0.7
Amortisation and depreciation
101.0
95.9                 82.0
196.9
158.6
Change in working capital
(44.4)
 1.4              (40.8)                (43.0)
(59.3)
Taxation paid
(7.4)
(44.3)                (4.4)
(51.7)
(15.7)
Other non-cash items
(38.5)
1.2                   0.7
(37.3)
6.5
Dividends paid
-
(78.3)                      -
(78.3)
(29.4)
Ordinary shareholders
-
(76.8)                      -
(76.8)
(29.4)
Minority shareholders in subsidiaries
-
(1.5)                      -
(1.5)
-
Cash flows from investing activities
(1,396.4)
(184.1)              (95.9)
(1,580.5)
(174.3)
Capital expenditure – additions
(186.8)
(167.3)              (91.2)              (354.1)
(169.2)
Capital expenditure – proceeds on disposal
0.4
1.2                  0.1                     1.6
1.2
Purchase of subsidiaries
(1,198.5)
-                      -
(1,198.5)
-
Purchase of investments
(10.4)
(17.1)                (4.1)
(27.5)
(6.0)
Proceeds on the disposal of investments
1.0
0.3                     -
1.3
1.3
Environmental and post-retirement health care payments
(2.1)
(1.2)                (0.7)                   (3.3)
(1.6)
Cash flows from financing activities
1,261.4
(23.8)                  0.7
1,237.6
(31.0)
Loans received
1,265.7
-                     -
1,265.7
-
Loans repaid
0.4
(21.9)                    -
(21.5)
(21.5)
Minority shareholders loans received
(5.1)
(6.4)             (10.5)                  (11.5)
(10.5)
Shares issued
0.4
4.5               11.2                      4.9
1.0
Net cash inflow/(outflow)
54.8
(59.5)               24.1                   (4.7)
(40.2)
Translation adjustment
(13.4)
2.8               (5.3)
(10.6)
(2.4)
Cash at beginning of period
161.0
217.7             442.3                  217.7
503.7
Cash at end of period
202.4
161.0             461.1                  202.4
461.1

I
GOLD FIELDS RESULTS Q2F2007
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure,
•
for specific debt servicing requirements, and
•
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of December 2006
Western Areas Limited Gold Derivative Structure
The existing option positions are detailed in the table below:
US Dollar Denominated Gold Call and Put Options
Year ended 30 June
2007
2008
2009
2010
2011
2012
2013
2014
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Notional
Amount
Strike
Price
(US$/oz)
Long Put Option
204,516       288.20     214,224
288.20     209,436        293.20     213,960
303.20     200,436
313.20     205,920
313.20     205,056       323.20     196,332
333.20
Short Call Option
205,572       288.70     164,784
288.70     161,100        293.70     164,580
303.70     149,808
313.70     158,400
313.70     157,740       323.70     151,032
333.70
Long Call Option
85,392       323.70       88,980
333.70       87,000        348.70
88,872
358.70
83,256
373.70       85,536
398.70       85,188       413.70
81,552
428.70
Short Call Option
63,252       348.70       65,916
363.70       64,440        378.70
65,832
393.70
61,668
408.70       63,360
423.70        63,096      438.70
60,408
453.70
The marked to market valuation of all transactions making up the positions in the above table was a negative R2,673.4 million (US$383.4 million). The value was based on a US dollar gold price of US$634.22/oz and an exchange rate of US$/ZAR 6.9732 and the prevailing interest rates and volatilities at the time.
The Option premium payable is detailed in the table below:
2007                        2008                        2009                       2010                        2011                        2012                        2013                         2014
Deferred Premium (US$ - 000`s)
25,000
25,000
25,000
25,000
25,000
25,000
25,000
12,500
The marked to market valuation of all transactions making up the positions in the above table was a negative R1,092.0 million (US$156.6 million). The value was based on an exchange rate of US$/ZAR 6.9732 and the prevailing interest rates and volatilities at the time.
Gold purchases – Gold ounces 275,000 at an average of US$627.9 per ounce
As part of the close-out of the WAL hedge book, WAL accumulated the delta in the spot gold market beginning on 16 December 2006. The marked to market value of all transactions making up the position in the above position was a positive R18.2 million (US$2.6 million). The value was based on an exchange rate of US dollar/Rand 6.9750 and the spot US dollar gold price of US$620.80 and the prevailing interest rates an volatility at the time. The spot purchases were rolled to mature on 22 January 2007. Subsequently the position was rolled to mature on 30 January 2007.
US Dollars / Australian Dollars call options
Year ended 30 June 2007
Australian dollar call options:
Amount (US dollars) - 000’s 25,000
Average strike price - (US$/A$) 0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$0.5 million. This was based on an exchange rate of A$/US$ 0.7836. The value was based on the prevailing interest rates and volatilities at the time. This derivative has since been matured resulting in a cash flow of US$0.6 million.
US Dollars / Rand forward purchases
Year ended 30 June
2007
Forward purchases:
Amount (US Dollars) - 000’s
30,000
Average rate - (ZAR/US$)
7.3002
The marked to market value of all transactions making up the positions in the above table was a negative R5.7 million (US$0.8 million). The value was based on an exchange rate of US$6.9750 and the prevailing interest rates and volatilities at the time. The forward purchases of US$30 million matured on 5 December 2006. These were extended to mature on 6 June 2007, resulting in a cash inflow of R9.6 million.
Diesel Hedge
On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This equates to US$73.89 per barrel brent crude. The price at the end of December was US$62.06 per barrel and US$0.4595 cents per litre respectively. The balance of the unexpired options are given below:
Year ended 30 June
2007
Forward purchases:
Amount (litres) - 000’s 34,300
Strike price - US$/litre 0.5716
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,183
The marked to market value of all transactions making up the position above was a positive US$0.1 million. The value was based on an IPE Gasoil price of US$0.4722 per litre (US$558.61 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

GOLD FIELDS RESULTS Q2F2007
I

Total cash costs
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana Venezuela Australia
#
.
Total Mine
Operations
Total  Driefontein
Kloof      Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating costs
(1)
December
2006
2,974.7
1,794.7
660.5
629.1
392.1
113.0
1,180.0
454.4         165.8            78.4           372.2
109.2
September 2006
2,763.6
1,644.0
650.0
615.5
378.5
-
1,119.6
428.5         142.4            69.6          392.0
87.1
Financial year to date
5,738.3
3,438.7
1,310.5     1,244.6
770.6
113.0
2,299.6
882.9         308.2          148.0          764.2
196.3
Gold-in-process and
December 2006
(69.4)
(21.8)
-
-
-
(21.8)
(47.6)
(25.0)             3.0
(0.2)
(14.8)
(10.6)
inventory change*
September 2006
(13.3)
-
-
-
-
-
(13.3)
(3.2)             7.8
(4.1)
(12.4)
(1.4)
Financial year to date
(82.7)
(21.8)
-
-
-
(21.8)
(60.9)
(28.2)           10.8            (4.3)          (27.2)
(12.0)
Less:
December 2006
8.9
6.4
3.0
2.0
1.4
-
2.5
0.8                 -                 -
1.7
-
Rehabilitation costs
September 2006
8.7
6.4
3.0
2.0
1.4
-
2.3
0.7                 -                 -
1.6
-
Financial year to date
17.6
12.8
6.0
4.0
2.8
-
4.8
1.5                 -                 -
3.3
-
Production taxes
December 2006
6.5
6.5
2.5
2.5
1.5
-
-
-                -                 -                    -
-
September 2006
7.2
7.2
3.3
2.5
1.4
-
-
-                -                 -                    -
-
Financial year to date
13.7
13.7
5.8
5.0
2.9
-
-
-                -                 -                    -
-
General and admin
December 2006
132.8
71.0
28.9
24.5
17.6
-
61.8
27.3              4.4            10.6              15.4
4.1
September 2006
123.1
71.7
29.0
24.1
18.6
-
51.4
23.4              3.7            11.6                9.9
2.8
Financial year to date
255.9
142.7
57.9
48.6
36.2
-
113.2
50.7              8.1            22.2              25.3
6.9
Exploration costs
December 2006
7.8
-
-
-
-
-
7.8
-             0.7
-                6.4
0.7
September 2006
8.8
-
-
-
-
-
8.8
-             2.1
-                6.1
0.6
Financial year to date
16.6
-
-
-
-
-
16.6
-             2.8
-              12.5
1.3
Cash operating costs
December 2006
2,749.3
1689.0
626.1
600.1
371.6
91.2
1,060.3
401.3          163.7            67.6             333.9
93.8
September 2006
2,602.5
1,558.7
614.7
586.9
357.1
-
1,043.9
401.2         144.4             53.9            362.0
82.3
Financial year to date
5,351.8
3,247.7
1,240.8     1,187.0
728.7
91.2
2,104.1
802.5          308.1          121.5            695.9
176.1
Plus:
December 2006
6.5
6.5
2.5
2.5
1.5
-
-
-                -                  -                   -
-
Production taxes
September 2006
7.2
7.2
3.3
2.5
1.4
-
-
-                -                  -                   -
-
Financial year to date
13.7
13.7
5.8
5.0
2.9
-
-
-                -                  -                   -
-
Royalties
December 2006
56.6
-
-
-
-
-
56.6
24.4              6.6              4.0              13.8
7.8
September 2006
50.9
-
-
-
-
-
50.9
23.1              6.4              2.1              13.8
5.5
Financial year to date
107.5
-
-
-
-
-
107.5
47.5            13.0              6.1              27.6
13.3
TOTAL CASH COSTS
(2)
December 2006
2,812.4
1,695.5
628.6
602.6
373.1
91.2
1,116.9
425.7           170.3           71.6             347.7
101.6
September 2006
2,660.6
1,565.9
618.0
589.4
358.5
-
1,094.7
424.3           150.8           56.0            375.8
87.8
Financial year to date
5,473.0
3,261.4
1,246.6     1,192.0
731.6
91.2
2,211.6
850.0           321.1         127.6            723.5
189.4
Plus:
December 2006
690.9
373.7
122.4
152.1
89.9
9.3
317.2
66.9               9.6           13.8
226.9
Amortisation*
September 2006
643.8
342.8
119.8
139.5
83.5
-
301.0
66.5               7.1           12.7
214.7
Financial year to date
1,334.7
716.5
242.2
291.6
173.4
9.3
618.2
133.4             16.7          26.5
441.6
Rehabilitation
December 2006
8.9
6.4
3.0
2.0
1.4
-
2.5
0.8                  -                -
1.7
September 2006
8.7
6.4
3.0
2.0
1.4
-
2.3
0.7                  -                -
1.6
Financial year to date
17.6
12.8
6.0
4.0
2.8
-
4.8
1.5                  -                -
3.3
December 2006
3,512.2
2,075.6
754.0
756.7
464.4
100.5
1,436.6
493.4           179.9          85.4
677.9
TOTAL PRODUCTION
COSTS
(3)
September 2006
3,313.1
1,915.1
740.8
730.9
443.4
-
1,398.0
491.5           157.9          68.7
679.9
Financial year to date
6,825.3
3,990.7
1,494.8     1,487.6
907.8
100.5
2,834.6
984.9           337.8        154.1
1,357.8
Gold sold
December 2006
1,080.2
649.3
247.3
230.6
149.5
21.9
430.9
178.8             51.6          22.8            124.6
53.0
- thousand ounces                    September 2006
1,071.1
649.3
257.5
242.7
149.1
-
421.8
173.6             48.5          17.2            123.4
59.2
Financial year to date
2,151.3
1,298.6
504.8
473.3
298.6
21.9
852.7
352.4           100.1          40.0            248.0
112.2
TOTAL CASH COSTS
December 2006
353
354
344
354
338
564
351
323              447           426               378
260
- US$/oz                                        September 2006
350
340
338
342
339
-
365
344             438            458               429
209
Financial year to date
351
347
341
348
338
564
358
333             443            440               403
233
TOTAL CASH COSTS
December 2006
  83,707
  83,952
  81,721
  84,021
  80,237
  133,724
  83,338
  76,537      106,106     100,987          89,706
61,576
- R/kg                                            September 2006
79,862
77,543
77,163
78,077
77,330
-
83,431
78,589       100,000     104,478          97,941
47,691
Financial year to date
81,793
80,748
79,396
80,973
78,785
133,724
83,384
77,548       103,148     102,490          93,803
54,254
TOTAL PRODUCTION
December 2006
441
433
413
445
421
621
452
374              472            508
517
COSTS                                          September 2006
436
415
405
424
419
-
467
399              459            561
525
- US$/oz
Financial year to date
438
424
409
434
420
621
459
386              466            532
521
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.38 and US$1 = R7.10 for the December 2006 and September 2006 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.
Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total  Driefontein
Kloof       Beatrix
South
Deep+
Total
Total cash costs as above
December 2006
2,812.4         1,695.5
628.6
602.6
373.1
91.2
1,116.9
(ORD capitalised)
September 2006
2,660.6         1,565.9
618.0
589.4
358.5
-
1,094.7
Financial year to date
5,473.0         3,261.4
1,246.6
1,192.0
731.6
91.2
2,211.6
Add back ORD
December 2006
246.2            246.2
94.3
96.4
55.5
-
-
September 2006
233.1            233.1
85.4
87.9
59.8
-
-
Financial year to date
479.3           479.3
179.7
184.3
115.3
-
-
Restated total cash costs#
December 2006
3,058.6         1,941.7
722.9
699.0
428.6
91.2
1,116.9
September 2006
2,893.7         1,799.0
703.4
677.3
418.3
-
1,094.7
Financial year to date
5,952.3          3,740.7
1,426.3
1,376.3
846.9
91.2
2,211.6
Restated total cash costs
December 2006
384
405
396
411
388
564
351
- US$ per ounce
September 2006
381
390
385
393
395
-
365
Financial year to date
382
398
390
402
392
564
358
Restated total cash costs
December 2006
91,035           96,143
93,981
97,462
92,172
133,724
83,338
- Rand per kilogram
September 2006
86,859          89,086
87,826
89,720
90,229
-
83,431
Financial year to date
88,956          92,615
90,841
93,492
91,202
133,724
83,384
#Restated total cash costs relates to total cash costs prior to the change in accounting policy.
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.

I
GOLD FIELDS RESULTS Q2F2007
Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total    Driefontein
  Kloof              Beatrix
South
Deep+
Operating Results
Ore milled/treated (000 tons)                                                       December 2006
13,109
3,778                  1,673                     986                        935
184
September 2006
12,858
3,679                  1,703                     992                        984
-
Financial year to date
25,967
7,457                  3,376                  1,978                     1,919
184
Yield (grams per ton)
December 2006
2.6
5.4                      4.6                      7.3                         5.0
4.6
September 2006
2.6
5.5                      4.7                      7.6                         4.7
-
Financial year to date
2.6
5.4                      4.7                      7.4                         4.8
4.6
Gold produced (kilograms)
December 2006
33,754
20,352                  7,692                  7,172                     4,650
838
September 2006
33,283
20,194                  8,009                  7,549                     4,636
-
Financial year to date
67,037
40,546                15,701                14,721                     9,286
838
Gold sold (kilograms)
December 2006
33,598
20,196                  7,692                  7,172                     4,650
682
September 2006
33,315
20,194                  8,009                  7,549                     4,636
-
Financial year to date
66,913
40,390                15,701                 14,721                    9,286
682
Gold price received (Rand per kilogram)
December 2006
144,485
144,083              144,371               144,423                143,398
141,935
September 2006
142,035
142,121               141,978               141,820               142,860
-
Financial year to date
143,265
143,102              143,150               143,088                143,129
141,935
Total cash costs (Rand per kilogram)
December 2006
83,707
83,952                81,721                84,021                   80,237                    133,724
September 2006
79,862
77,543                 77,163               78,0 77                  77,330
-
Financial year to date
81,793
80,748                 79,396                80,973                  78,785                    133,724
Total production costs (Rand per kilogram)
December 2006

104,536
102,773                98,024
105,508                  99,871                    147,361
September 2006
99,448
94,835                92,496                96,821                   95,643
-
Financial year to date
102,003
98,804                95,204
101,053                   97,760                    147,361
Operating costs (Rand per ton)
December 2006
227
475                     395                     638                        419
614
September 2006
215
447                     382                     620                       385
-
Financial year to date
221
461                     388                     629                       402
614
Financial Results (Rand million)
Revenue                                                                                      December 2006
4,854.4
2,909.9                 1,110.5               1,035.8                    666.8
96.8
September 2006
4,731.9
2,870.0                 1,137.1               1,070.6                    662.3
-
Financial year to date
9,586.3
5,789.9                 2,247.6               2,106.4                 1,329.1
96.8
Operating costs
December 2006
2,974.7
1,794.7                    660.5                  629.1                    392.1
113.0
September 2006
2,763.6
1,644.0                    650.0                  615.5                    378.5
-
Financial year to date
5,738.3
3,438.7                 1,310.5               1,244.6                    770.6
113.0
Gold inventory change
December 2006
(89.7)
(21.8)                          -                          -                           -
(21.8)
September 2006
(18.3)
-                          -                         -                            -
-
Financial year to date
(108.0)
(21.8)                          -                          -                           -
(21.8)
Operating profit
December 2006
1,969.4
1,137.2                    450.0                   406.7                    274.7
5.6
September 2006
1,986.6
1,226.0                    487.1                   455.1                    283.8
-
Financial year to date
3,956.0
2,363.2                    937.1                   861.8                    558.5
5.6
Amortisation of mining assets
December 2006
710.3
372.7                   122.4                   151.3                      89.7
9.3
September 2006
648.8
342.8                   119.8                   139.5                     83.5
-
Financial year to date
1,359.1
715.5                   242.2                   290.8                   173.2
9.3
Net operating profit
December 2006
1,259.1
763.5                   327.6                   255.4                   185.0
(3.7)
September 2006
1,337.8
883.2                   367.3                    315.6                  200.3
-
Financial year to date
2,596.9
1,646.7                   694.9                    571.0                  385.3
(3.7)
Other income/(expense)
December 2006
(17.1)
(42.9)                 (10.8)                     (9.5)                 (11.3)
(11.3)
September 2006
(16.8)
(26.7)                   (8.8)                     (7.3)                  (10.6)
-
Financial year to date
(33.9)
(69.6)                 (19.6)                   (16.8)                  (21.9)
(11.3)
Profit before taxation
December 2006
1,242.0
721.4                  316.8                    245.9                   173.7
(15.0)
September 2006
1,321.0
856.5                  358.5                    308.3                   189.7
-
Financial year to date
2,563.0
1,577.9                  675.3                    554.2                   363.4
(15.0)
Mining and income taxation                                                       December 2006
423.2
229.6                  104.1                      62.9                     67.9
(5.3)
September 2006
476.9
302.8                  122.8                    106.9                     73.1
-
Financial year to date
900.1
532.4                  226.9                    169.8                   141.0
(5.3)
- Normal taxation
December 2006
205.3
75.3                    75.1                        0.1                      0.1
-
September 2006
246.3
112.9                  112.8                        0.1
-
-
Financial year to date
451.6
188.2                  187.9                        0.2                       0.1
-
- Deferred taxation
December 2006
217.9
154.3                     29.0                      62.8                     67.8
(5.3)
September 2006
230.6
189.9                    10.0
106.8                    73.1
-
Financial year to date
448.5
344.2                    39.0
169.6                  140.9
(5.3)
Profit before exceptional items
December 2006
818.8
491.8                   212.7                     183.0                  105.8
(9.7)
September 2006
844.1
553.7                  235.7                     201.4                  116.6
-
Financial year to date
1,662.9
1,045.5                  448.4                      384.4                  222.4
(9.7)
Exceptional items
December 2006
7.9
2.9                      0.8                            -                       2.1
-
September 2006
8.3
8.2                      4.5                            -                       3.7
-
Financial year to date
16.2
11.1                      5.3                            -                      5.8
-
Net profit
December 2006
826.7
494.7                  213.5                     183.0                  107.8
(9.7)
September 2006
852.4
561.9                  240.2                     201.4                  120.3
-
Financial year to date
1,679.1
1,056.6                   453.7                     384.4                 228.2
(9.7)
December 2006
822.0
493.0                  213.1                      183.0                 106.6
(9.7)
September 2006
859.3
556.6                  237.3                      201.3                 118.0
-
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date
1,681.3
1,049.6                   450.4                     384.3                  224.6
(9.7)
Capital expenditure
December 2006
1,025.8
564.7                   177.4                     190.7                 156.1
40.5
September 2006
821.7
432.7                   143.7                     183.7                 105.3
-
Financial year to date
1,847.5
997.4                   321.1                     374.4                 261.4
40.5
Planned for next six months to June 2007
2,423.2
1,359.9                    496.5                     358.6                 240.1
264.7
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.

GOLD FIELDS RESULTS Q2F2007
I

Operating and financial results
International Operations
Ghana
Venezuela                          Australia #
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
December 2006
9,331                      5,588                    1,326
357                         1,742
318
September 2006
9,179                      5,514                    1,317
306                         1,698
344
Financial year to date
18,510                     11,102                   2,643
663
3,440
662
Yield (grams per ton)
December 2006
1.4                           1.0                       1.2                           2.0                             2.2                             5.2
September 2006
1.4                          1.0                        1.1                           1.7                             2.3                             5.4
Financial year to date
1.4                          1.0                        1.2                          1.8                             2.2                              5.3
Gold produced (kilograms)
December 2006
 13,402                      5,562                    1,605
709                         3,876                          1,650
September 2006
 13,089                      5,399                    1,508
 504                          3,837                         1,841

Financial year to date
26,491                     10,961                    3,113                      1,213
7,713
3,491
Gold sold (kilograms)
December 2006
13,402                       5,562                    1,605
709                          3,876                         1,650
September 2006
13,121                       5,399                    1,508
   536                          3,837                        1,841
Financial year to date
26,523                     10,961                    3,113                      1,245
   7,713
 3,491
Gold price received (Rand per kilogram)
December 2006
145,090                    144,966                145,171                   142,877                     144,788                    147,091
September 2006
141,902                   142,323                 141,976                  136,940                      141,725                    142,423
Financial year to date
143,513                    143,664                143,624                  140,321                     143,265                     144,629
Total cash costs (Rand per kilogram)
December 2006
83,338                      76,537
    106,106                   100,987                       89,706                       61,576
September 2006
83,431                      78,589
    100,000                  104,478                        97,941                       47,691
Financial year to date
83,384                      77,548
    103,148                   102,490                       93,803                       54,254
Total production costs (Rand per kilogram)
December 2006
107,193                       88,709
    112,087                  120,451
122,675
September 2006
106,547                      91,035
   1 04,708                  128,172
119,743
Financial year to date
106,873                      89,855
    108,513                  123,775
121,189
Operating costs (Rand per ton)
December 2006
126                           81
   125                         220                           214                            343
September 2006
122                           78
   108                        228                            231                            253
Financial year to date
124                           80
   117                        223                            222                            297
Financial Results (Rand million)
Revenue
December 2006
1,944.5                       806.3                    233.0                        101.3
   561.2                        242.7
September 2006
1,861.9                      768.4                     214.1                         73.4
   543.8                       262.2
Financial year to date
3,806.4                    1,574.7                    447.1
    174.7
   1,105.0
  504.9
Operating costs
December 2006
1,180.0                       454.4                    165.8                         78.4
   372.2                       109.2
September 2006
1,119.6                       428.5                    142.4                         69.6
  392.0
 87.1
Financial year to date
2,299.6                       882.9                    308.2                       148.0
  764.2                        196.3
Gold inventory change
December 2006
(67.9)                      (29.1)                       2.9                        (0.3)
   (23.9)                      (17.5)
September 2006
(18.3)                        (4.5)                       7.9                         (4.1)                          (19.8)
2.2
Financial year to date
(86.2)                      (33.6)                     10.7                         (4.4)
   (43.7)                       (15.3)
Operating profit
December 2006
832.4                       381.0                      64.3                        23.2
   212.9                        151.0
September 2006
760.6                       344.4                      63.8
 7.9
   171.6                        172.9
Financial year to date
1,593.0                       725 .4                    128.1                       31.1
   384.5                        323.9
Amortisation of mining assets
December 2006
337.6                         71.0                        9.8                        13.9
242.9
September 2006
306.0                         67.8                       7.0                         12.7
218.5
Financial year to date
643.6                       138.8                     16.8                         26.6
461.4
Net operating profit
December 2006
494.8                       310.0                     54.5
9.3
121.0
September 2006
454.6                       276.6                     56.8                         (4.8)
126.0
Financial year to date
949.4                       586.6                   111.3
4.5
247.0
Other income/(expense)
December 2006
25.8                           2.1                       0.5                           1.8
21.4
September 2006
9.9                         (7.4)                      0.2                           6.1
11.0
Financial year to date
35.7                         (5.3)                      0.7                           7.9
32.4
Profit before taxation
December 2006
520.6                        312.1                    55.0                         11.1
142.4
September 2006
464.5                       269.2                     57.0
  1.3
137.0
Financial year to date
985.1                       581.3                   112.0                         12.4
279.4
Mining and income taxation                                                           December 2006
193.6                         95.5                     21.3                         17.5
59.3
September 2006
174.1                        86.2                     19.2                          14.1
54.6
Financial year to date
367.7                       181.7                    40.5                          31.6
113.9
- Normal taxation
December 2006
130.0                         85.3                     11.0                         12.1
21.6
September 2006
133.4                         91.1                    8.9 1                           4.1
19.3
Financial year to date
263.4                       176.4                     19.9                         26.2
40.9
- Deferred taxation
December 2006
63.6                         10.2                     10.3                            5.4
37.7
September 2006
40.7                         (4.9)                    10.3
-
35.3
Financial year to date
104.3                           5.3
  20.6                           5.4
73.0
Profit before exceptional items
December 2006
327.0                       216.6                      33.7                       (6.4)
83.1
September 2006
290.4                       183.0                     37.8                       (12.8)
82.4
Financial year to date
617.4                       399.6                     71.5                       (19.2)
165.5
Exceptional items
December 2006
5.0                              -                           -                             -
5.0
September 2006
0.1                              -                           -                             -
0.1
Financial year to date
5.1                              -                           -                             -
5.1
Net profit
December 2006
332.0                       216.6                      33.7                       (6.4)
88.1
September 2006
290.5                       183.0                     37.8                       (12.8)
82.5
Financial year to date
622.5                       399.6                     71.5                       (19.2)
170.6
December 2006
329.0                       217.5                     34.1                        (6.4)
83.8
September 2006
302.7                       191.0                     40.6                       (12.8)
83.9
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date
631.7                       408.5                      74.7                      (19.2)
167.7
Capital expenditure
December 2006
461.1                       188.5                      52.5                        37.9
126.3
55.9
September 2006
389.0                         90.2                      48.1                        77.2                     116.3                                 57.2
Financial year to date
850.1                        278.7                   100.6                      115.1
242.6                              113.1
Planned for next six months to June 2007
1,063.3                        487.9                   113.8                         91.4
257.7                              112.5

I
GOLD FIELDS RESULTS Q2F2007
Operating and financial results
South African Operations
United States Dollars
Total Mine
Operations
Total         Driefontein         Kloof             Beatrix
South
Deep
+
Operating Results
Ore milled/treated (000 tons)
December 2006
13,109
3,778                   1,673                      986                      935
184
September 2006
12,858
3,679                  1,703                       992                      984
-
Financial year to date
25,967
7,457                  3,376                   1,978                   1,919
184
Yield (ounces per ton)
December 2006
0.083
0.173                   0.148                   0.234                   0.160                   0.146
September 2006
0.083
0.176                   0.151                   0.245                   0.151
-
Financial year to date
0.083
0.175                   0.150                   0.239                   0.156                   0.146
Gold produced (000 ounces)
December 2006
1,085.2
654.3                   247.3                   230.6                   149.5
26.9
September 2006
1,070.1
649.3                   257.5                   242.7                   149.1
-
Financial year to date
2,155.3
1,303.6                   504.8                  473. 3                   298.6
26.9
Gold sold (000 ounces)
December 2006
1,080.2
649.3                   247.3                   230.6                   149.5
21.9
September 2006
1,071.1
649.3                   257.5                    242.7                  149.1
-
Financial year to date
2,151.3
1,298.6                   504.8                   473.3                   298.6
21.9
Gold price received (dollars per ounce)
December 2006
609
607                      608                      609                      604                      598
September 2006
622
623                      622                      621                      626
-
Financial year to date
615
615                      615                      615                      615                      598
Total cash costs (dollars per ounce)
December 2006
353
354                      344                      354                      338                      564
September 2006
350
340                      338                      342                      339
-
Financial year to date
351
347                     341                      348                      338                      564
Total production costs (dollars per ounce)
December 2006
441
433                      413                      445                      421                     621
September 2006
436
415                      405                      424                      419
-
Financial year to date
438
424                     409                       434                      420                      621
Operating costs (dollars per ton)
December 2006

31
64                        53                        86                        57                        83
September 2006
30
63                        54                        88                        54
-
Financial year to date
31
64                        54                        87                        55                        83
Financial Results ($ million)
Revenue
December 2006
657.6
394.1                   150.3                   140.2                     90.3
13.4
September 2006
666.5
404.2                  160.2                   150.8                     93.3
-
Financial year to date
1,324.1
798.3                  310.4                   291.0                   183.6
13.4
Operating costs
December 2006
403.4
243.5                     89.5                    85.2                     53.1                      15.6
September 2006
389.2
231.5                     91.5                     86.7                     53.3
-
Financial year to date
792.6
475.0                  181.0                    171.9                   106.4
15.6
Gold inventory change
December 2006
(12.3)
(3.0)                         -                           -                           -
(3.0)
September 2006
(2.6)
-                            -                           -                          -                         -
Financial year to date
(14.9)
(3.0)                            -                           -                           -
(3.0)
Operating profit
December 2006
266.5
153.7                     60.8                     54.9                    37.2
0.8
September 2006
279.9
172.7                     68.7                     64.1                    40.0
-
Financial year to date
546.4
326.4                   129.4                  119.0                     77.2
0.8
Amortisation of mining assets
December 2006
96.2
50.4                     16.6                    20.5                     12.0
1.3
September 2006
91.4
48.3                     16.9                    19.6                     11.9
-
Financial year to date
187.7
98.8                     33.5                    40.2                     23.9
1.3
Net operating profit
December 2006
170.3
103.3                     44.2                     34.4                     25.1                    (0.5)
September 2006
188.5
124.4                     51.8                     44.5                     28.1
-
Financial year to date
358.7
227.6                    96.0                      78.9                     53.2                     (0.5)
Other income/(expenses)
December 2006
(2.4)
(5.9)                   (1.5)                     (1.3)                   (1.5)                     (1.6)
September 2006
(2.4)
(3.8)                   (1.2)                    (1.0)                    (1.5)
-
Financial year to date
(4.7)
(9.6)                   (2.7)                     (2.3)                    (3.0)                     (1.6)
Profit before taxation
December 2006
167.9
97.3                     42.7                     33.1                     23.6                     (2.1)
September 2006
186.1
120.7                     50.5                     43.5                    26.6
-
Financial year to date
354.0
218.0                     93.3                      76.5                     50.2                      (2.1)
Mining and income taxation                                                        December 2006
57.1
30.9                    14.6                       8.4                        9.2                     (0.7)
September 2006
67.2
42.7                    17.3                      15.1                     10.3
-
Financial year to date
124.3
73.5                    31.3                       23.5                     19.5                      (0.7)
- Normal taxation
December 2006
27.7
10.1                    10.1
-
-
-
September 2006
34.7
15.9                    15.9
-
-
-
Financial year to date
62.4
26.0                     26.0
-
-
-
- Deferred taxation
December 2006
29.4
20.8                       4.0                       8.4                       9.2                     (0.7)
September 2006
32.5
26.8                       1.4                     15.1                     10.3
-
Financial year to date
61.9
47.5                       5.4                     23.4                     19.5                      (0.7)
Profit before exceptional items
December 2006
110.8
66.5                     28.6                     24.7                    14.4                      (1.3)
September 2006
119.0
78.0                     33.2                     28.4                     16.4
-
Financial year to date
229.7
144.4                     61.9                     53.1                      30.7                     (1.3)
Exceptional items
December 2006
1.1
0.4                      0.1                          -                        0.3
-
September 2006
1.1
1.1                       0.6                          -                        0.5
-
Financial year to date
2.2
1.5                       0.7                          -                        0.8
-
Net profit
December 2006
111.9
66.9                     28.8                     24.7                      14.7                   (1.3)
September 2006
120.2
79.2                     33.9                     28.4                      16.9
-
Financial year to date
232.0
146.0                      62.7                    53.1                      31.5                    (1.3)
December 2006
111.1
66.6                      28.7                    24.7                      14.5                   (1.3)
September 2006
121.9
78.4                     33.5                    28.4                      16.6
-
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year to date
232.2
145.1                    62.2                      53.1                     31.1                    (1.3)
Capital expenditure
December 2006
139.5
76.8                    24.1                      25.8                     21.3
5.6
September 2006
115.7
60.9                     20.2                     25.9                     14.8
-
Financial year to date
255.2
137.8                    44.4                      51.7                     36.1
5.6
Planned for next six months to June 2007
347.2
194.8                     71.1                     51.4                      34.4                    37.9
Average exchange rates were US$1 = R7.38 and US$1 = R7.10 for the December 2006 and September 2006 quarters respectively. The Australian Dollar exchange rates were A$1 = R5.66 and A$1 = R5.38 for the December 2006 and September 2006 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. + The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.

GOLD FIELDS RESULTS Q2F2007
I

Operating and financial results
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
December 2006
9,331                  5,588                 1,326                     357
1,742                     318
1,742                    318
September 2006
9,179                   5,514                 1,317                    306
1,698                     344
1,698                    344
Financial year to date
18,510
    11,102                 2,643                     663
3,440                     662
3,440                    662
Yield (ounces per ton)
December 2006
0.046                  0.032                 0.039                  0.064
0.072                  0.167
0.072                 0.167
September 2006
0.046                  0.031                 0.037                 0.053
0.073                  0.172
0.073                 0.172
Financial year to date
0.046                  0.032                 0.038                  0.059
0.072                 0.170
0.072                 0.170
Gold produced(000 ounces)
December 2006
430.9                  178.8                   51.6                    22.8
124.6                    53.0
124.6                   53.0
September 2006
420.8                 173.6                    48.5                    16.2
123.4                   59.2
123.4                   59.2
Financial year to date
851.7                  352.4                 100.1                    39.0
248.0                  112.2
248.0                 112.2
Gold sold (000 ounces)
December 2006
430.9                 178.8                   51.6                     22.8
124.6                    53.0
124.6                   53.0
September 2006
421.8                 173.6                    48.5                    17.2
123.4                   59.2
123.4                   59.2
Financial year to date
852.7                  352.4                 100.1                    40.0
248.0                 112.2
248.0                 112.2
Gold price received
December 2006
611                    611                     612                     602
610                     620
796                     808
(dollars per ounce)
September 2006
622                    623                     622                    600
621                     624
820                    823
Financial year to date
617                     617                    617                    602
615                      621
807                    815
Total cash costs
December 2006
351                     323                     447                    426
378                    260
493                    338
(dollars per ounce)
September 2006
365                     344                     438                    458
429                     209
564                    276
Financial year to date
358                     333                    443                     440
403                    233
529                    306
Total production costs
December 2006
452                     374                    472                    508
517
674
(dollars per ounce)
September 2006
467                     399                    459                     561
525
693
Financial year to date
459                      386                     466                   532
521
683
Operating costs
December 2006
17                      11                       17                       30
29                       47
38 61
(dollars per ton)
September 2006
17                     11                       15                       32
33                        36
43 47
Financial year to date
17                      11                       16                      31
31                       41
40 54
Financial Results ($ million)
Revenue
December 2006
263.5                  109.3                    31.6                   13.8                76.0                    32.8
99.1                   42.8
September 2006
262.2                 108.2                    30.2                   10.3                 76.6                    36.9
101.1                   48.7
Financial year to date
525.7                217.5                     61.7                    24.1
152.6                   69.7
200.1                   91.5
Operating costs
December 2006
159.9                   61.6                    22.5                   10.6
50.3                   14.8
65.6                   19.4
September 2006
157.7                  60.4                    20.1                      9.8
55.2                   12.3
72.9                   16.2
Financial year to date
317.6                 121.9                     42.6                   20.4
105.6                    27.1
138.4                   35.6
Gold inventory change
December 2006
(9.3)                 (4.0)                       0.4
-
(3.2)                   (2.4)
(3.8)                  (3.2)
September 2006
(2.6)                  (0.6)                      1.1                   (0.6)
(2.8)                     0.3
(4.1)                    0.4
Financial year to date
(11.9)                  (4.6)                      1.5                   (0.6)
(6.0)                   (2.1)
(7.9)                  (2.8)
Operating profit
December 2006
112.9                   51.7                       8.7                     3.2
28.9                   20.4
37.3                   26.6
September 2006
107.1                   48.5                      9.0                      1.1
24.2                   24.4
32.3                   32.1
Financial year to date
220.0                 100.2                     17.7
4.3                 53.1                    44.7
69.6                   58.7
Amortisation of mining assets
December 2006
45.8                     9.6                      1.3                      1.9
33.0
41.8
September 2006
43.1                     9.5                      1.0                      1.8
30.8
41.8
Financial year to date
88.9                   19.2                      2.3                       3.7
63.7
83.6
Net operating profit
December 2006
67.1                    42.1                     7.4                      1.3
16.4
22.1
September 2006
64.0                   39.0                      8.0                   (0.7)
17.7
22.6
Financial year to date
131.1                   81.0                    15.4                     0.6
34.1
44.7
Other income/(expenses)
December 2006
3.5                     0.3                      0.1                      0.2
2.9
3.8
September 2006
1.4                  (1.0)
   -                      0.9
1.5
2.0
Financial year to date
4.9                    (0.7)                      0.1                     1.1
4.5
5.9
Profit before taxation
December 2006
70.6                   42.4                       7.4                      1.5
19.3
25.9
September 2006
65.4                  37.9                       8.0                      0.2
19.3
24.6
Financial year to date
136.0                   80.3                     15.4                     1.7
38.6
50.6
Mining and income taxation                                 December 2006
26.2                    13.0                     2.8                      2.4
8.0
10.7
September 2006
24.5                   12.1                      2.7                      2.0
7.7
9.9
Financial year to date
50.8                   25.1                     5.6                      4.4
15.7
20.6
- Normal taxation
December 2006
17.6                  11.5                       1.5                     1.6
2.9
3.8
September 2006
18.8                   12.8                      1.3                      2.0
2.7
3.6
Financial year to date
36.4                   24.4                      2.7                     3.6
5.6
7.4
- Deferred taxation
December 2006
8.6                    1.4                       1.3                      0.7
5.1
6.9
September 2006
5.7                  (0.7)                      1.5
-
5.0
6.3
Financial year to date
14.4                    0.7                      2.8                      0.7
10.1
13.2
Profit before exceptional items
December 2006
44.4                  29.4                       4.6                  (0.9)
11.2
15.2
September 2006
40.9                  25.8                       5.3                  (1.8)
11.6
14.7
Financial year to date
85.2                   55.2                      9.9                  (2.7)
22.8
29.9
Exceptional items
December 2006
0.7                       -                          -                         -
0.7
0.9
September 2006
-                       -                          -                         -
-
-
Financial year to date
0.7                       -                          -                         -
0.7
0.9
Net profit
December 2006
45.1                  29.4                       4.6                  (0.9)
11.9
16.1
September 2006
40.9                  25.8                       5.3                  (1.8)
11.6
14.8

Financial year to date
85.9                  55.2                      9.9                   (2.7)
23.5
30.9
December 2006
44.5                  29.5                      4.6                  (0.9)
11.4
15.3
September 2006
42.7                   26.9                      5.7                  (1.8)
11.8
15.1
Net profit excluding gains and
losses on financial instruments and
foreign debt, and exceptional items
Financial year to date
87.2                   56.4                    10.3                  (2.7)
23.2
30.4
Capital expenditure
December 2006
62.6                  25.8                      7.1                      5.0                   17.1                   7.6
22.3                          9.9
September 2006
54.8                    12.7                     6.8                   10.9                   16.4                   8.1
21.6                        10.6
Financial year to date
117.4                  38.5                     13.9                   15.9                    33.5
    15.6
43.9                        20.5
Planned for next six months to
June
2007
152.3                   69.9                    16.3                    13.1                  36.9
    16.1
47.1
20.6

I
GOLD FIELDS RESULTS Q2F2007
Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana Venezuela Australia
Operating Results
Total Mine
Operations
Total        Driefontein
Kloof            Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
December 2006
3,308              2,866             937              893             935             101          442                      -                  -                   -
348
94
September 2006
3,316              2,800             964              852             984
-          516                       -                  -                   -
396
120
Financial year to date
6,624              5,666           1,901           1,745          1,919            101          958                      -                   -                   -
744
214
- surface
December 2006
9,801                 912              736                93
-               83
8,889              5,588           1,326             357       1,394             224
September 2006
9,542                 879              739              140
-
-
8,663              5,514           1,317            306         1,302            224

Financial year to date
19,343               1,791          1,475              233
-
  83      17,552            11,102          2,643
   663         2,696
448
- total
December 2006
13,109               3,778          1,673              986            935               184       9,331              5,588          1,326              357        1,742           318
September 2006
12,858                3,679          1,703             992             984
  -        9,179              5,514          1,317             306         1,698           344
Financial year to date
25,967                 7,457          3,376          1,978         1,919              184      18,510           11,102          2,643
  663          3,440
662
Yield (grams per ton)
- underground
December 2006
6.8                    6.8              7.5              7.8               5.0              7.7            6.8                   -                  -                  -
5.3
12.7
September 2006
6.8                    6.9             7.5               8.7               4.7                -              6.1                  -                  -                   -
4.4
12.0
Financial year to date
6.8                    6.8             7.5               8.3              4.8               7.7            6.5                   -                  -                   -
4.8
12.3
- surface
December 2006
1.2                    1.0             0.9                2.1                -                0.7            1.2                1.0              1.2               2.0           1.5              2.0
September 2006
1.1                    1.0            1.1                0.9                 -                 -              1.2                1.0              1.1               1.7           1.6              1.8
Financial year to date
1.1                    1.0            1.0                1.4                 -                0.7            1.2               1.0              1.2               1.8            1.5             1.9
- combined
December 2006
2.6                    5.4             4.6                7.3             5.0               4.6             1.4               1.0              1.2               2.0            2.2             5.2
September 2006
2.6                    5.5             4.7               7.6              4.7                -               1.4               1.0              1.1                1.7            2.3            5.4
Financial year to date
2.6                     5.4            4.7               7.4              4.8              4.6              1.4               1.0             1.2               1.8             2.2             5.3
Gold produced (kilograms)
- underground
December 2006
22,453
   19,426         7,016            6,978          4,650            782          3,027                 -                  -                  -
1,836
1,191
September 2006
22,449
   19,287         7,228            7,423          4,636
-            3,162                 -                  -                  -
1,725
1,437
Financial year to date
44,902
38,713         14,244         14,401           9,286
782           6,189                 -                  -                  -
3,561
2,628
- surface
December 2006
11,301                   926              676              194
- 56
10,375           5,562          1,605             709         2,040            459
September 2006
10,834                  907               781             126
-
-
9,927           5,399         1,508              504         2,112           404
Financial year to date
22,135              1,833             1,457             320
-
56         20,302         10,961          3,113          1,213         4,152
863
- total
December 2006
33,754
  20,352           7,692           7,172          4,650             838       13,402           5,562           1,605             709        3,876          1,650
September 2006
33,283
  20,194           8,009          7,549          4,636
-          13,089           5,399          1,508              504        3,837          1,841
Financial year to date
67,037
  40,546          15,701         14,721         9,286
838        26,491         10,961          3,113           1,213        7,713          3,491
Operating costs (Rand per ton)
- underground
December 2006
593                  605              654              696             419
1,078            517                 -               -                   -
499
584
September 2006
543                  567              626              711             385
-               414                 -               -                   -
398
466
Financial year to date
568                  586              640              703             402
1,078              461                -                -                  -
445
518
- surface
December 2006
103
66                 65                86                -               50              107               81
125
220
143
242
September 2006
101
64                63                72                 -                -               105               78
108
228
180
139
Financial year to date
102
65                64                78                 -              50              106                80
117
223
161
191
- total
December 2006
227                  475              395             638             419            614             126                 81
125
220
214
343
September 2006
215                  447              382            620             385
-              122                 78
108
228
231
253
Financial year to date
221                  461              388            629            402              614             124                 80
117
223
222
297
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.
Restated operating cost per ton on the assumption that the Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total       Driefontein
Kloof          Beatrix
South
Deep+
Total
- underground
December 2006
672
696            754             803             479
1,078                   517
September 2006
612
650           715              814            445
-                  414
Financial year to date
643
673           734             808             462
1,078                   461
- surface
December 2006
103
66             65                86                -                50                    107
September 2006
101
64             63               72                 -                  -                    105
Financial year to date
102
65             64               78                 -                50                    106
- total
December 2006
247
544            451             736             479             614                    126
September 2006
233
510            432             709             445
-                   122
Financial year to date
240
527            441             722             462              614                   124
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.

GOLD FIELDS RESULTS Q2F2007
I

Developmet results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
December 2006 quarter
September 2006 quarter
Year to date F2007
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main               VCR
Advanced (m)
4,955
1,025
1,474            4,376            824           1,839          9,331            1,849
3,313
Advanced on reef
(m)
851
189
105               993           163              246
1,844              352
351
Sampled (m)
768
123
189              942            141             252
1,710              264
441
Channel width
(cm)
88
65
95                60             44                77               73               54
85
Average value
-
(g/t)
19.6
10.7
10.9              19.7          11.3             13.4            19.6             11.0               12.2
-
(cm.g/t)
1,720
696
1,039             1,185           502           1,028
      1
      1,425             592             1,033
Kloof
December 2006 quarter
September 2006 quarter
Year to date F2007
Reef         Libanon
Kloof
Main
VCR           Libanon
Kloof
Main
VCR      Libanon    Kloof
Main
VCR
Advanced (m)
-
289
1,729
6,922                   12 312
1,587
6,719               12
601
3,316
13,641
Advanced on reef
(m)
-
28
288
1,078 -
54
440
1,320                 -
82
728
2,398
Sampled (m)
-
24
261
962 -
57
438
979                 -
81
699
1,941
Channel width
(cm)
-
75
156
69 -
85
100
78                 -
82
121
73
Average value
-
(g/t)
-
5.5
6.5
26.7 -
6.0
9.6
19.5                 -
5.9
8.1
22.9
-
(cm.g/t)
-
417
1,014
1,836 -
506
954
1,522
2
  -
480
976
1,677
Beatrix December
2006
quarter
September
2006 quarter
Year to date F2007
Reef
Beatrix
Kalkoenkrans           Beatrix
Kalkoenkrans            Beatrix
Kalkoenkrans
Advanced (m)
8,778
2,638               8,366                          2,629              17,144                          5,267
Advanced on reef
(m)
1,488
163               1,516
56                3,004                           219
Sampled (m)
1,017
84               1,470
63                2,487                           147
Channel width
(cm)
103
123                   77                             137                     87
129
Average value
-
(g/t)
11.4
8.6                12.2                            19.7                  11.8                           13.7
-
(cm.g/t)
1,172
1,065                  932
2,698
1,030
1,765
South Deep+
December 2006 quarter
September 2006 quarter
Year to date F2007
Reef
VCR
Elsburgs              VCR
Elsburgs                    VCR
Elsburgs
Advanced (m)
43
323                    -                                  -
43
323
Advanced on reef
(m)
-
251                    -                                  -                           -
251
Sampled (m)
-
251                    -                                  -                           -
251
Channel width
(cm)
-
569                    -                                  -                           -
569
Average value
-
(g/t)
-
6.6                    -                                  -                           -
6.6
-
(cm.g/t)
-
3,746                    -                                  -                          -
3,746
1) VCR values at 4 shaft were high, but low grades at 2 and 6 shafts reduced the overall value.
2) The off-reef development is focused on accessing the higher grade VCR between 3 and 4 shafts.
+ The acquisition of South Deep is effective from 1 December 2006. Therefore, these results include activities for the month of December only.

I
GOLD FIELDS RESULTS Q2F2007
Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor relations
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
A Grigorian °
J G Hopwood
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 January 2007

GOLD FIELDS LIMITED
By:

Name:     Mr W J Jacobsz
Title:        Senior Vice President: Investor
Relations and Corporate Affairs